MANAGEMENT INFORMATION CIRCULAR

(Containing Information as at September 24, 2019 and in Canadian dollars, unless indicated otherwise)

PERSONS MAKING THIS SOLICITATION OF PROXIES

This Management Information Circular ("Circular") is provided in connection with the solicitation by the management of Metalla Royalty & Streaming Ltd. (the "Corporation") of proxies ("Proxies") from registered shareholders and voting instruction forms ("VIFs") from the beneficial shareholders (collectively, "Shareholders") of common shares of the Corporation ("Common Shares") in respect of the annual general meeting of Shareholders (the "Meeting") to be held at the time and place and for the purposes set out in the notice of meeting (the "Notice of Meeting").

Although it is expected that the solicitation of Proxies and VIFs will be primarily by mail, Proxies and VIFs may also be solicited personally or by telephone, facsimile or other solicitation services. The costs of the solicitation of Proxies and VIFs will be borne by the Corporation.

The Corporation has given notice of the Meeting in accordance with the "Notice and Access" procedures of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian securities administrators ("NI 54-101"). In accordance with NI 54-101, the Corporation has sent the Notice of Meeting and the Proxy or VIF, but not this Circular, directly to its registered Shareholders. Instead of mailing this Circular to Shareholders, the Corporation has posted the Circular on its website pursuant to the "Notice and Access" procedures of NI 54-101. Shareholders may request a paper copy of this Circular be sent to them by contacting the Corporation as set out under "Additional Information" at the end of this Circular.

Pursuant to NI 54-101, arrangements have been made with brokerage houses and clearing agencies, custodians, nominees, fiduciaries, banks, trust companies, trustees and their agents, nominees and other intermediaries ("Intermediaries") to forward the Notice of Meeting and a VIF to each of the unregistered (beneficial) owners of the Common Shares held of record by Intermediaries that have consented to allow their addresses to be provided to the Corporation ("NOBOs"). The Corporation may reimburse the Intermediaries for reasonable fees and disbursements incurred by them in doing so.

The Corporation does not intend to pay Intermediaries to forward the Notice of Meeting and VIF to those beneficial Shareholders that have refused to allow their address to be provided to the Corporation ("OBOs"). Accordingly, OBOs will not receive the Notice of Meeting and VIF unless their respective Intermediaries assume the cost of forwarding such documents to them.

None of the directors of the Corporation have informed the Corporation’s management in writing that they intend to oppose the approval of any of the matters set out in the Notice of Meeting.

REGISTERED SHAREHOLDERS

Only persons registered as Shareholders in the Corporation’s Central Security Register maintained by its registrar and transfer agent or duly appointed proxyholders of registered Shareholders ("Proxyholders") will be recognized, make motions or vote at the Meeting.

BENEFICIAL SHAREHOLDERS

The information set forth in this section is of significant importance as many Shareholders do not hold Common Shares in their own name.

If Common Shares are listed in an account statement provided to a Shareholder (a "Beneficial Shareholder") by a broker, those Common Shares, in all likelihood, will not be registered in the Shareholder’s name. It is more likely that such Common Shares will be registered under the name of an Intermediary. Common Shares held by Intermediaries on behalf of a broker’s client can only be voted (for or against resolutions) at the direction of the Beneficial Shareholder. Without specific instructions, Intermediaries are prohibited from voting shares for the Beneficial Shareholders.  Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate party well in advance of the Meeting.

As provided for NI 54-101, the Corporation has elected to obtain a list of its NOBOs from Intermediaries and deliver proxy-related materials directly to its NOBOs. As a result, NOBOs can expect to receive a scannable VIF instead of a Proxy. A VIF enables a Shareholder to provide instructions to the registered holder of its Common Shares as to how those shares are to be voted at the Meeting and allows the registered Shareholder of those Common Shares to provide a Proxy voting the Common Shares in accordance with those instructions. VIFs should be completed and returned in accordance with its instructions. As indicated in the VIF, Internet voting is also allowed. The results of the VIFs received from NOBOs will be tabulated and appropriate instructions respecting voting of Common Shares to be represented at the Meeting will be provided to the registered Shareholders.

The forms of VIF requesting voting instructions supplied to Beneficial Shareholders are substantially similar to the Proxy provided directly to the registered Shareholders by the Corporation, however, their purpose is limited to instructing the registered Shareholder how to vote on behalf of the Beneficial Shareholder. A VIF has its own return instructions, which should be carefully followed by Beneficial Shareholders to ensure their Common Shares are voted at the Meeting.

Most brokers now delegate responsibility for obtaining voting instructions from OBOs to Broadridge Investor Communications in Canada and the United States of America. Broadridge prepares a machine-readable VIF, mails the VIF and other proxy materials for the Meeting to OBOs and asks them to return the VIF to Broadridge. It then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting.

A Beneficial Shareholder may use their VIF to vote their own Common Shares directly at the Meeting if the Beneficial Shareholder inserts their own name as the name of the person to represent them at the Meeting. The VIF must be returned to Computershare, Broadridge or other Intermediary well in advance of the meeting to have the Common Shares voted. Beneficial Shareholders should carefully follow the instructions set out in the VIF including those regarding when and where the VIF is to be delivered.

Shareholders with any questions respecting the voting of Common Shares held through a broker or other Intermediary, should contact that broker or other Intermediary for assistance.

UNITED STATES SHAREHOLDERS

This solicitation of Proxies and VIFs involves securities of a company located in Canada and is being effected in accordance with the corporate and securities laws of the province of British Columbia, Canada. The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended, are not applicable to the Corporation or this solicitation. Shareholders should be aware that disclosure and proxy solicitation requirements under the securities laws of British Columbia, Canada differ from the disclosure and proxy solicitation requirements under United States securities laws.

The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Corporation is incorporated under the Business Corporations Act (British Columbia), some of its directors and its executive officers are residents of Canada and a substantial portion of its assets and the assets of such persons are located outside the United States. Shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign company and its officers and directors to subject themselves to a judgment by a United States court.

APPOINTMENT OF PROXYHOLDERS
AND COMPLETION AND REVOCATION OF PROXIES AND VIFS

Only persons registered as Shareholders in the Corporation’s Central Security Register maintained by its registrar and transfer agent or duly appointed proxyholders of registered Shareholders will be recognized or may make motions or vote at the Meeting. The persons named (the "Management Designees") in the Proxy or VIF have been selected by the board of directors of the Corporation (the "Board") and have agreed to represent, as Proxyholder, the Shareholders appointing them.

A Shareholder has the right to designate a person (who need not be a Shareholder and, for a VIF, can be the appointing Shareholder) other than the Management Designees as their Proxyholder to represent them at the Meeting. Such right may be exercised by inserting in the space provided for that purpose on the Proxy or VIF the name of the person to be designated and by deleting therefrom the names of the Management Designees or, if the Shareholder is a registered Shareholder, by completing another proper form of Proxy and delivering the Proxy or VIF in accordance with its instructions. Such Shareholder should notify the nominee of the appointment, obtain the nominee’s consent to act as Proxyholder and provide instructions on how their Common Shares are to be voted. The nominee should bring personal identification with them to the Meeting.

A Shareholder may indicate the manner in which the Proxyholders are to vote on behalf of the Shareholder, if a poll is held, by marking an "X" in the appropriate space of the Proxy. If both spaces are left blank, the Proxy will be voted as recommended by management for any matter requiring a "For" or "Against" vote, and in favour of the matter for any matter requiring a "For" or "Withhold" vote.

The Proxy, when properly signed, confers discretionary authority with respect to amendments or variations to the matters identified in the Notice of Meeting. As at the date of this Circular, the Corporation’s management is not aware that any amendments or variations are to be presented at the Meeting. If any amendments or variations to such matters should properly come before the Meeting, the Proxies hereby solicited will be voted as recommended by management.

To be valid, the Proxy or VIF must be dated and executed by the Shareholder or an attorney authorized in writing, with proof of such authorization attached (where an attorney executed the Proxy or VIF). The completed Proxy or VIF must then be returned in accordance with its instructions. Proxies (but not VIFs, unless the VIF was has Computershare’s name and address on the top right corner of the first page) and proof of authorization can also be delivered to the Corporation’s transfer agent, Computershare Investor Services Inc. (Attn: Proxy Department), by fax within North America at 1-866-249-7775, outside North America at (+1) 416-263-9524, by mail to 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, Canada or by hand delivery to 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, Canada at least 48 hours, excluding Saturdays, Sundays and holidays, before the Meeting or any adjournment thereof. Proxies and VIFs received after that time may be accepted or rejected by the Chairman of the Meeting in the Chairman’s discretion, and the Chairman is under no obligation to accept or reject late Proxies.

A Proxy will be revoked by a Shareholder personally attending at the Meeting and voting their Common Shares. A Shareholder may also revoke their Proxy in respect of any matter upon which a vote has not already been held by depositing an instrument in writing (which includes an Proxy bearing a later date) executed by the Shareholder or by their authorized attorney in writing, or, if the Shareholder is a company, under its corporate seal by an officer or attorney thereof duly authorized, at the office of the transfer agent at one of Computershare’s addresses set out above, the office of the Corporation (Attn: Kim Casswell) at Suite 501, 543 Granville Street, Vancouver, British Columbia, V6C 1X8, Canada (or by fax to (+1) 604-688-1157) or the registered office of the Corporation at Gowling WLG LLP (Attn: Denis Silva), Suite 2300, Bentall 5, 550 Burrard Street, Vancouver, British Columbia V6C 2T5, Canada (or by fax to (+1) 604-683-3558) at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or by depositing the instrument in writing with the Chairman of such Meeting, prior to the commencement of the Meeting or of any adjournment thereof. VIFs may only be revoked in accordance with their specific instructions.

VOTING OF PROXIES AND VIFS

Voting at the Meeting will be by a show of hands, each registered Shareholder and each Proxyholder having one vote, unless a poll is required (if the number of Common Shares represented by Proxies and VIFs that are to be voted against a motion are greater than 5% of the votes that could be cast at the Meeting) or requested, whereupon each registered Shareholder and Proxyholder is entitled to one vote for each Common Share held or represented, respectively.

Each Shareholder may instruct their Proxyholder how to vote their Common Shares by completing the blanks on the Proxy or VIF. All Common Shares represented at the Meeting by properly executed Proxies and VIFs will be voted or withheld from voting when a poll is requested or required and, where a choice with respect to any matter to be acted upon has been specified in the Proxy or VIF, such Common Shares will be voted in accordance with such specification. In the absence of any such specification on the Proxy or VIF as to voting, the Management Designees, if named as Proxyholder or nominee, will vote in favour of the matters set out therein.

The Proxy or VIF confers discretionary authority upon the Management Designees, or other person named as Proxyholder, with respect to amendments to or variations of matters identified in the Notice of Meeting. As of the date hereof, the Corporation is not aware of any amendments to, variations of or other matters which may come before the Meeting.

To approve a motion proposed at the Meeting a majority of greater than 50% of the votes cast will be required (an "ordinary resolution") unless the motion requires a "special resolution" in which case a majority of 66-2/3% of the votes cast will be required.

QUORUM

The Corporation’s Articles provide that a quorum for the transaction of business at any meeting of Shareholders shall be persons present not being less than two in number and holding or representing not less than 5% per cent of the total number of the issued shares of the Corporation for the time being enjoying voting rights at such meeting. No business shall be transacted at any meeting unless the requisite quorum be present at the time of the transaction of such business. If a quorum is not present at the opening of a meeting of shareholders, the persons present and entitled to vote may adjourn the meeting to a fixed time and place but may not transact any other business.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Corporation is authorized to issue an unlimited number of Common Shares, which are the only shares entitled to be voted at the Meeting. As at September 24, 2019 (the "Record Date"), the Corporation had 134,419,952 Common Shares issued and outstanding. Shareholders are entitled to one vote for each Common Share held.

To the knowledge of the directors and executive officers of the Corporation, no one beneficially owned, directly or indirectly, or exercised control or direction over, voting securities carrying more than 10% of the voting rights attached to the Common Shares as at the Record Date except as indicated below:

Name	Number of Common Shares Owned or Controlled at the Record Date	Percentage of Outstanding Common Shares
Coeur Mining, Inc.	20,965,241 Common Shares	15.6%

STATEMENT OF EXECUTIVE COMPENSATION

Unless otherwise noted the following information is for the Corporation’s last completed financial year (which ended May 31, 2019) and, since the Corporation has subsidiaries, is prepared on a consolidated basis.

A.	Named Executive Officers

For the purposes of this Circular, a Named Executive Officer ("NEO") means each of the following individuals during the most recently completed financial year:

(a)	the chief executive officer ("CEO") of the Corporation;

(b)	the chief financial officer ("CFO") of the Corporation; and

(c)

each of the Corporation’s three most highly compensated executive officers, or individuals acting in a similar capacity, other than the CEO and CFO, if their individual total compensation (excluding the value of any pension) was more than $150,000 for that financial year.

B.	Compensation Discussion and Analysis

Overview

The Compensation Committee of the Board is responsible for ensuring that the Corporation has appropriate procedures for reviewing executive compensation and making recommendations to the Board with respect to the compensation of the Corporation’s executive officers. The Compensation Committee seeks to ensure that total compensation paid to all executive officers is fair and reasonable and is consistent with the Corporation’s compensation philosophy.

The Compensation Committee is also responsible for recommending compensation for the directors, as well as stock options grants, and restricted share unit grants to the directors, officers, employees and consultants pursuant to the Corporation’s share compensation plans. The 2017 Share Compensation Plan assists the Corporation in employee retention and cash preservation, while encouraging Common Share ownership and entrepreneurship on the part of the Corporation’s NEOs. See the section below entitled "Description of Share Compensation Plan" for details.

Compensation Committee

The Compensation Committee consists of E.B. Tucker (Chairman), Lawrence Roulston, and Alex Molyneux, all of whom are independent (outside, non-management) directors. The Board is satisfied that the composition of the Compensation Committee ensures an objective process for determining compensation. Each member of the Committee has direct experience relevant to their responsibilities on the Committee, including acting as officers and directors of other publicly traded companies so that they are familiar with remuneration in the Corporation’s industry.

Philosophy and Objectives

The philosophy used by and the objectives of the Compensation Committee and the Board in determining compensation is that the compensation should:

(i)	assist the Corporation in attracting and retaining high caliber executives;

(ii)	align the interests of executives with those of the Shareholders;

(iii)	reflect the executive’s performance, expertise, responsibilities and length of service to the Corporation; and

(iv)	reflect the Corporation’s current state of development, performance and financial status.

Compensation Components

The compensation of the Corporation’s NEOs is comprised primarily of (i) base salary, (ii) short-term incentives in the form of cash bonuses, and (iii) long-term incentives in the form of stock option grants and restricted share unit grants under a share compensation plan.

In establishing levels of compensation, the NEO’s performance, level of expertise, responsibilities, length of service to the Corporation and comparable levels of remuneration paid to executive officers of other companies of comparable size and development are considered as well as taking into account the financial and other resources of the Corporation.

In assessing compensation levels, the Compensation Committee also relies on the experience of its members as officers and directors of other companies in similar lines of business as the Corporation. The other companies of which they are currently a director are identified under the heading "Disclosure of Corporate Governance Practices – Directorships" of this Circular. The purpose of this comparison to similar companies is to:

  understand the competitiveness of current pay levels for each executive position relative to companies with similar business characteristics;

  identify and understand any gaps that may exist between actual compensation levels and market compensation levels; and

  establish a basis for developing salary adjustments and short-term and long-term incentive awards for the Compensation Committee’s approval.

Base Salary

The Compensation Committee performs an annual assessment of all NEO compensation levels. The review for each NEO is based on an assessment of factors such as current competitive market conditions;

  compensation levels within the peer group; and

  particular skills, such as leadership ability and management effectiveness, experience, responsibility and proven or expected performance of the particular individual.

Using this information, together with budgetary guidelines and other internally generated planning and forecasting tools, the Compensation Committee then recommends to the Board what should be the base salaries of the CEO, CFO and other NEOs, and the Board sets the base salaries of the CEO and CFO and other NEOs.

Short-term Incentives

Awards under the Corporation’s short-term incentive plan are made by way of cash bonuses, which are based on the performance of the executive against predetermined individual performance objectives and the performance of the Corporation against predetermined annual corporate performance objectives. The Compensation Committee recommends, and the Board approves, short-term incentives for each NEO.

The Compensation Committee assesses each NEO’s performance on the basis of his or her respective contribution to the achievement of corporate goals as well as to needs of the Corporation that arise on a day-to-day basis. This assessment is used by the Compensation Committee in developing its recommendations to the Board with respect to the determination of annual short-term incentives for the NEOs.

Long Term Compensation

Long term compensation is paid in the form of grants of stock options and restricted share units.

Stock options and restricted share units were granted to NEOs of the Corporation during the last financial year. See the section below entitled "Summary Compensation Table" for details.

Although the Board has not formally evaluated the risks associated with the Corporation’s compensation policies and practices, the Board has no reason to believe that any risks that arise from the Corporation’s compensation policies and practices are reasonably likely to have a material impact on the Corporation.

No NEO or director is permitted to purchase financial instruments, including prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director.

C.	Summary Compensation Table

The following table contains a summary of the compensation paid to the NEOs during the Corporation’s last three financial years.

Non-Equity Incentive Plan Compensation ($)
NEO Name and Principal Position	Year	Salary ($)	Share- Based Awards ($)[5]	Option- Based Awards ($)	Annual Incentive Plans	Long -term Incentive Plans	Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
Brett Heath, CEO and President [1,2]	2019 2018 2017	388,261 356,143 164,893	61,620 Nil Nil	295,668[6] 380,420[7] 341,379[8]	131,060 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil 62,042[9]	876,609 736,563 568,314
Tim Gallagher, Former Chairman, CEO and	2019 2018 2017	N/A 25,000 142,500	N/A Nil Nil	N/A 24,649[7] 147,431 [8]	N/A Nil Nil	N/A Nil Nil	N/A Nil Nil	N/A Nil 30,000[10]	N/A 49,649 319,931
President[1,2] William Tsang CFO[3]	2019 2018	42,000[4] 33,000[4] 500[4]	18,600 3,600	27,464[6] 70,456[7] Nil	Nil Nil N/A	Nil Nil N/A	Nil Nil N/A	Nil Nil N/A	88,064 107,056 500

Non-Equity Incentive Plan Compensation ($)
NEO Name and Principal Position	Year	Salary ($)	Share- Based Awards ($)[5]	Option- Based Awards ($)	Annual Incentive Plans	Long -term Incentive Plans	Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
2017
Donna McLean Former CFO[3]	2019 2018 2017	N/A N/A 12,000	N/A Nil Nil	N/A 29,126[7] Nil	N/A Nil Nil	N/A Nil Nil	N/A Nil Nil	N/A Nil Nil	N/A 41,126 10,000

(1)	Mr. Gallagher resigned as President of the Corporation on September 1, 2016 and was replaced by Mr. Heath.
(2)	Mr. Gallagher resigned as CEO of the Corporation on June 16, 2017 and was replaced by Mr. Heath.
(3)	Ms. McLean resigned as CFO of the Corporation on May 26, 2017 and Mr. Tsang was appointed in her place.
(4)

Pursuant to a Management Services Agreement between the Corporation and Seabord Services Corp., Mr. Tsang’s remuneration was paid by Seabord. See "Management Contracts" for a description of the material terms of the Management Services Agreement.

(5)	The value of a share-based award (RSU’s) is the product of the number of Common Shares issuable on the vesting date multiplied by the closing market price on the vesting date.
(6)

The "grant date fair value" of options has been determined by using the Black-Scholes model. See discussion below. The stock option benefit is the grant date fair value using the Black-Scholes option pricing model using the following weighted average assumptions: stock price - $0.77, exercise price - $0.77, an option life of 5 years, a risk-free interest rate of 2.05% and a volatility of 67%. See the table under "Incentive Plan Awards" for the ‘in-the-money’ value of these options on May 31, 2019.

(7)

The "grant date fair value" of options has been determined by using the Black-Scholes model. See discussion below. The stock option benefit is the grant date fair value using the Black-Scholes option pricing model using the following weighted average assumptions: stock price - $0.58, exercise price - $0.58, an option life of 5 years, a risk-free interest rate of 1.80% and a volatility of 74%. See the table under "Incentive Plan Awards" for the ‘in-the-money’ value of these options on May 31, 2019.

(8)

The "grant date fair value" of options has been determined by using the Black-Scholes model. See discussion below. The stock option benefit is the grant date fair value using the Black-Scholes option pricing model using the following weighted average assumptions: stock price - $0.31, exercise price - $0.31, an option life of 5 years, a risk-free interest rate of 0.86% and a volatility of 100%. See the table under "Incentive Plan Awards" for the ‘in-the-money’ value of these options on May 31, 2019.

(9)	Finder’s fees related to a private placement and share swap
(10)	Commission received for facilitating a financing by directly securing capital for the Corporation.

The Corporation has calculated the "grant date fair value" amounts in the ‘Option-based Awards’ column using the Black-Scholes model, a mathematical valuation model that ascribes a value to a stock option based on a number of factors in valuing the option-based awards, including the exercise price of the options, the price of the underlying security on the date the option was granted, and assumptions with respect to the volatility of the price of the underlying security and the risk-free rate of return. Calculating the value of stock options using this methodology is very different from a simple "in-the-money" value calculation. Stock options that are well "out-of-the-money" can still have a significant "grant date fair value" based on a Black-Scholes valuation. Accordingly, caution must be exercised in comparing grant date fair value amounts with cash compensation or an in-the-money option value calculation. The total compensation shown in the last column is the total compensation of each NEO reported in the other columns. The value of the in-the-money options currently held by each NEO (based on Common Share price less option exercise price) is set forth in the ‘Value of Unexercised in-the-money Options’ column of the "Outstanding Share-Based and Option-Based Awards" table below.

D.	Incentive Plan Awards

Outstanding Share-Based and Option-Based Awards

The following table sets out, for each NEO, the incentive stock options to purchase Common Shares under the Corporation’s prior stock option plan (the "Option Plan") and share compensation plan (the "2017 Share Compensation Plan") (option-based awards) and share-based awards held as of the last financial year (May 31, 2019). The closing price of the Common Shares on the TSX Venture Exchange ("TSXV") on that date was $1.07 per share.

	Option-based Awards				Share-based Awards
Name & Position	Number of securities underlying unexercised options (vested-unvested)	Option exercise price (per share)	Option expiration date (m/d/y)	Value of unexercised ‘in-the-money’ options[3] ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of share-based awards that have vested but have not been paid out ($)
Brett Heath, CEO and President	0 – 350,000[1] 112,500 – 337,500[1] 199,980– 100.020[2] 800,000 – 0 200,000 – 0 300,000 – 0 1,166,667 - 0	$0.81 $0.73 $0.64 $0.54 $0.58 $0.33 $0.21	01/04/24 09/17/23 03/01/23 07/31/22 03/06/22 11/30/21 07/15/21	Nil 38,250 85,991 424,000 98,000 222,000 1,003,334	N/A	N/A	N/A
William Tsang CFO	0 – 25,000[1] 12.500 – 62,500[1] 49,995 – 25,005[2] 125,000 - 0	$0.81 $0.73 $0.64 $0.54	01/04/24 09/17/23 03/01/23 07/31/22	Nil 4,250 21,498 66,250	N/A	N/A	N/A

(1)

The options shall vest such that 25% shall vest after 6 months from date of grant, 25% after 12 months from date of grant, 25% after 18 months from date of grant, and the balance (25%) after 24 months from the date of grant.

(2)	The options shall vest such that 33.33% shall vest after 6 months from date of grant, 33.33% after 12 months from date of grant, and the balance (33.34%) after 18 months from the date of grant.
(3)

Options are "in the money" if the market price of the Common Shares is greater than the exercise price of the options. The value of such options is the product of the number of Common Shares multiplied by the difference between the exercise price and the closing market price of the Common Shares on the financial year end. Options which were not vested at the financial year end are not included in this value.

The Board’s approach to recommending options to be granted is consistent with prevailing practice in the mineral exploration industry. Grants of options depend on the length of service of the NEOs. There are, therefore, no formulae followed or performance goals or significant conditions which must be met before options will be granted.

Employment and Consulting Agreements

PRESIDENT AND CEO

The Corporation and High Stream Capital LLC ("High Stream"), a private company owned by Brett Heath, have entered into a Consulting Agreement dated August 1, 2018 (the "Heath Agreement"), to provide his services as the Corporation’s President and CEO for a fixed and definite term until May 31, 2021 (the "Term"), unless terminated by either party as expressly provided in the Heath Agreement.

The Heath Agreement provides for the remuneration of High Stream at the rate of US$12,500 per month (the "Base Monthly Salary") and an additional US$2,000 per month, up to a maximum of US$12,000 per month (the "Monthly Accelerator Fee"), for every CDN$1.0 million increase in projected annualized cash flow for that current year to the Corporation from transactions introduced and completed by Mr. Heath.

The Heath Agreement also provides for the eligibility of High Stream to receive the following annual bonus payments:

a)

a discretionary bonus of an amount equal to up to 50% of the Base Monthly Salary and up to 50% of the Monthly Accelerator Fee, which have been paid to High Stream during the prior completed financial year, subject to an annual maximum payment of US$147,000;

b)

a share price target bonus based on the amount, if any, by which the Share Price (as defined in the Heath Agreement) as of the financial year end exceeds the Share Price of the previous financial year end, subject to a maximum payment of US$127,000;

c)

a shareholder equity target bonus based on the Corporation’s Shareholder Equity (as defined in the Heath Agreement) at the financial year end being greater than certain milestone percentage amounts as set out in the Heath Agreement, subject to an annual maximum amount of US$127,000; and

d)

following completion of the Corporation’s 2019 financial year, a gold equivalent target bonus based on the amount, if any, by which the Gold Equivalent Ounces (as defined in the Heath Agreement) as of the Corporation’s most recently ended financial year end exceeds the Gold Equivalent Ounces as of the Corporation’s previous financial year end.

If the Heath Agreement is terminated without just cause or High Stream resigned for "good reason" (as defined in the Heath Agreement), then High Stream will be entitled to an amount equal to 12 months’ Monthly Base Salary and 12 months’ Monthly Accelerator Fee (based on the amount received for the past 12 months at the time of termination), as well as payment of an amount equal to the total amount received by High Stream in the previous financial year in respect of all bonuses provided for in the Heath Agreement or otherwise. The Heath Agreement also provides for compensation payments to High Stream in event either party terminates the Heath Agreement for reason of a "change of control" (as defined in the Heath Agreement).

The Corporation has not entered into any other employment or consulting contracts with its other NEOs.

Value of Share-Based and Option-Based Awards Vested or Earned During the Year

The following table sets out the share-based and option-based awards that vested in, and non-equity awards that were earned by, the NEOs during the last financial year.

Name & Position	Value vested during the year		Value earned during the year - Non-equity incentive plan compensation ($)
	Option-based awards [1] ($)	Share-based awards[2] ($)
Brett Heath CEO and President[1,2]	118,303	61,620	Nil
William Tsang CFO[3]	24,024	18,600	Nil

(1)

The value of an option-based award is the product of the number of Common Shares issuable on the exercise of the option on the vesting date multiplied by grant date fair value calculated using the Black-Scholes option pricing model, which is described above. See the table under "Outstanding Share-based and Option-based Awards to NEOs" for the "in-the-money" value of these options on May 31, 2019.

(1)

The value of a share-based award (RSUs) is the product of the number of Common Shares issuable on the vesting date multiplied by the closing market price on the vesting date. See the table under "Outstanding Share-based and Option-based Awards to NEOs" for the "in-the-money" value of these RSU’s on May 31, 2019.

Option-based Awards Exercised During the Year

The following table sets forth the particulars of option-based awards that were exercised during the Corporation’s by the NEOs during the last financial year.

Name & Position	Securities Acquired on Exercise (#)	Exercise Price	Date of Exercise (m/d/y)	Aggregate Value Realized[1] ($)
Brett Heath, CEO and President1,	Nil	N/A	N/A	N/A
William Tsang CFO[3]	Nil	N/A	N/A	N/A

(1)	Calculated using the closing market price of the Common Shares on the date(s) of exercise less the exercise price of the stock options multiplied by the number of Common Shares acquired.

E.	Pension Plan Benefits

The Corporation does not have a pension plan, defined benefits plan, defined contribution plan or deferred compensation plan.

F.	Termination and Change of Control Benefits

Other than described above under ‘Summary Compensation Table – Employment and Consulting Agreements’, the Corporation has not provided or agreed to provide any compensation to any NEOs as a result of a change of control of the Corporation, its subsidiaries or affiliates.

G.	Director Compensation

The following table describes director compensation for non-executive directors for the last financial year.

Name	Fees earned ($)	Share- based awards ($)[3]	Option-based awards[4] ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other Compensation ($)	Total ($)
Lawrence Roulston	50,000	18,600	139,764	Nil	Nil	Nil	245,526
E.B. Tucker	42,570	18,600	176,926	Nil	Nil	Nil	200,934
Alexander Molyneux	35,059	15,440	139,764	Nil	Nil	Nil	190,263
Frank Hanagarne Jr.[1]	30,788	15,440	74,323	Nil	Nil	Nil	120,551
James Beeby[2]	1,649	Nil	Nil	Nil	Nil	Nil	1,649

(1)	Mr. Hanagarne Jr. resigned as a director of the Corporation on May 10, 2019.
(2)	Mr. Beeby was appointed a director of the Corporation on May 14, 2019.
(3)	The value of a share-based award (RSUs) is the product of the number of Common Shares issuable on the vesting date multiplied by the closing market price on the vesting date.
(4)

The "grant date fair value" of options has been determined by using the Black Scholes model. See discussion below. The stock option benefit is the grant date fair value using the Black Scholes option pricing model using the following weighted average assumptions: stock price - $0.77, exercise price - $0.77, an option life of 5 years, a risk-free interest rate of 2.05% and a volatility of 67%. See the table under "Outstanding Share-based and Option-based Awards to Directors" for the "in-the-money" value of these options on May 31, 2019.

The Corporation has calculated the "grant date fair value" amounts in the ‘Option-based Awards’ column using the Black-Scholes model, a mathematical valuation model that ascribes a value to a stock option based on a number of factors in valuing the option-based awards, including the exercise price of the options, the price of the underlying security on the date the option was granted, and assumptions with respect to the volatility of the price of the underlying security and the risk-free rate of return. Calculating the value of stock options using this methodology is very different from a simple "in-the-money" value calculation. Stock options that are well out-of-the-money can still have a significant "grant date fair value" based on a Black-Scholes valuation. Accordingly, caution must be exercised in comparing grant date fair value amounts with cash compensation or an in-the-money option value calculation. The total compensation shown in the last column is the total compensation of each director reported in other columns. The value of the in-the-money options currently held by each director (based on Common Share price less option exercise price) is set forth in the ‘Value of Unexercised in-the-money Options’ column of the "Outstanding Share-Based and Option-Based Awards" table below.

Outstanding Share-Based and Option-based Awards to Directors

The following table sets out, for each director who is not an officer, the stock options to purchase Common Shares under the Option Plan and 2017 Share Compensation Plan (option-based awards) and share-based awards held as of the last financial year (May 31, 2019). The closing price of the Common Shares on the TSXV on that date was $1.07 per share.

Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options (vested- unvested)	Option exercise price (per share)	Option expiration date (m/d/y)	Value of unexercised ‘in-the-money’ options [4] ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of share-based awards that have vested but have not been paid out ($)
Lawrence Roulston	0 – 200,000[2] 43,750 – 131,250[2] 133,320 – 66,680[3] 300,000 – 0 50,000 – 0 83,000 – 0	$0.81 $0.73 $0.64 $0.54 $0.58 $0.30	01/04/24 09/17/23 03/01/23 07/31/22 03/06/22 11/15/21	Nil 14,875 57,328 159,000 24,500 63,910	N/A	N/A	N/A
E.B. Tucker	0 – 250,000[2] 56,250 – 168,750[2] 199,980 – 100,020[3] 400,000 - 0 100,000 – 0	$0.81 $0.73 $0.64 $0.54 $0.58	01/04/24 09/17/23 03/01/23 07/31/22 03/06/22	Nil 19,125 85,991 212,000 49,000	N/A	N/A	N/A
Alexander Molyneux	0 – 200,000[2] 43,750 – 131,250[2] 99,990 – 50,010[3]	$0.81 $0.73 $0.64	01/04/24 09/17/23 03/01/23	Nil 14,875 42,996	N/A	N/A	N/A
James Beeby[1]	Nil	N/A	N/A	Nil	N/A	N/A	N/A

(1)	Mr. Beeby was appointed a director of the Corporation on May 14, 2019,
(2)

The options shall vest such that 25% shall vest after 6 months from date of grant, 25% after 12 months from date of grant, 25% after 18 months from date of grant, and the balance (25%) after 24 months from the date of grant.

(3)	The options shall vest such that 33.33% shall vest after 6 months from date of grant, 33.33% after 12 months from date of grant, and the balance (33.34%) after 18 months from the date of grant.
(4)

Options are "in the money" if the market price of the Common Shares is greater than the exercise price of the options. The value of such options is the product of the number of Common Shares multiplied by the difference between the exercise price and the closing market price of the Common Shares on the financial year end. Options which were not vested at the financial year end are not included in this value.

The Board’s approach to recommending options to be granted is consistent with prevailing practice in the mineral exploration industry. Grants of options depend on the length of service of the directors. There are, therefore, no formulae followed or performance goals or significant conditions which must be met before options will be granted.

Value of Share-Based and Option-Based Awards Vested or Earned During the Year

The following table sets forth, for each director who is not an officer, the values of all incentive plan awards which vested or were earned during the Corporation’s last completed financial year.

Name	Value vested during the year		Value earned during the year - Non-equity incentive plan compensation ($)
	Option-based awards [3] ($)	Share-based awards[4] ($)
Lawrence Roulston	67,764	18,600	Nil
E.B. Tucker	98,315	18,600	Nil

Name	Value vested during the year		Value earned during the year - Non-equity incentive plan compensation ($)
	Option-based awards [3] ($)	Share-based awards[4] ($)
Alexander Molyneux	54,709	15,440	Nil
Frank Hanagarne Jr.[1]	48,047	15,440	Nil
James Beeby[2]	Nil	Nil	Nil

(1)	Mr. Hanagarne Jr. resigned as a director of the Corporation on May 10, 2019.
(2)	Mr. Beeby was appointed a director of the Corporation on May 14, 2019.
(3)

The value of an option-based award is the product of the number of Common Shares issuable on the exercise of the option on the vesting date multiplied by the grant date fair value calculated using the Black-Scholes option pricing model, which is described above. See the table under "Share-based and Option-based Awards to Directors" for the "in-the-money" value of these options on May 31, 2019.

(4)	The value of a share-based award (RSU’s) is the product of the number of Common Shares issuable on the vesting date multiplied by the closing market price on the vesting date.

Option-based Awards Exercised During the Year

The following table sets forth the particulars of option-based awards exercised during the Corporation’s last completed financial year by the directors.

Name	Securities Acquired on Exercise (#)	Exercise Price	Date of Exercise(m/d/y)	Aggregate Value Realized[3] ($)
Lawrence Roulston	Nil	N/A	N/A	N/A
E.B. Tucker	Nil	N/A	N/A	N/A
Alexander Molyneux	Nil	N/A	N/A	N/A
Frank Hanagarne Jr.[1]	Nil	N/A	N/A	N/A
James Beeby[2]	Nil	N/A	N/A	N/A

(1)	Mr. Hanagarne Jr. resigned as a director of the Corporation on May 10, 2019.
(2)	Mr. Beeby was appointed a director of the Corporation on May 14, 2019.
(3)	Calculated using the closing market price of the Common Shares on the date(s) of exercise less the exercise price of the stock options multiplied by the number of Common Shares acquired.

Management Contracts

Pursuant to a management service agreement dated May 15, 2017 between the Corporation and Seabord Services Corp. of Suite 501, 543 Granville Street, Vancouver, British Columbia, the Corporation paid $14,500 per month to Seabord in consideration of Seabord providing office, reception, secretarial, accounting and corporate records services to the Corporation, including the services of the CFO and Corporate Secretary.

Seabord is a private Corporation wholly-owned by Michael D. Winn of Laguna Beach, California.

SECURITIES AUTHORIZED FOR ISSUANCE
UNDER EQUITY COMPENSATION PLANS

The following table sets out, as at the end of the Corporation’s last completed financial year, information regarding outstanding options, warrants and rights (other than those granted pro rata to all shareholders) granted by the Corporation under its equity compensation plans.

Equity Compensation Plan Information

Plan Category	Number of shares issuable upon exercise of outstanding options, warrants and rights[1]	Weighted average exercise price of outstanding options, warrants and rights	Number of shares remaining available for issuance under equity compensation plans[2]
Equity compensation plans approved by shareholders	8,687,501	$0.57	4,567,787
Equity compensation plans not approved by shareholders	N/A	N/A	N/A
Total	8,687,501	$0.57	4,567,787

(1)	Assuming outstanding options, warrants, bonus shares, and rights are fully vested.
(2)	Excluding the number of Common Shares issuable upon exercise of outstanding options, warrants and rights shown in the second column.

Description of Share Compensation Plan

Background

The Corporation replaced the Option Plan with the 2017 Share Compensation Plan on September 27, 2017. As of September 24, 2019, the Board approved the replacement of the 2017 Share Compensation Plan with a new share compensation plan (the "Share Compensation Plan"). The new Share Compensation Plan, substantially similar to the prior 2017 Share Compensation Plan, provides for the granting of restricted share units (the "RSUs") and options to purchase Common Shares (the "Options").

Shareholders are being asked at the Meeting to approve and ratify the Share Compensation Plan. Please refer to the section below entitled "Particulars of Matters to be Acted Upon – Approval of Share Compensation Plan" for details.

Both the 2017 Share Compensation Plan and the Share Compensation Plan are 10% "rolling" plans pursuant to which the number of Common Shares which may be issued pursuant to RSUs and Options granted under the Share Compensation Plan, and options and restricted share units previously granted under the 2017 Share Compensation Plan and Option Plan, is a maximum of 10% of the issued and outstanding Common Shares at the time of the grant; provided, however, that the total number of RSUs that may be issued under the Share Compensation Plan and the 2017 Share Compensation Plan has been fixed at 1,770,806 RSUs.

The Share Compensation Plan provides that participants (each, a "Participant"), who may include participants who are citizens or residents of the United States (each, a "US Participant"), with the opportunity, through RSUs and Options, to acquire an ownership interest in the Corporation. The RSUs will rise and fall in value based on the value of the Common Shares. Unlike the Options, the RSUs will not require the payment of any monetary consideration to the Corporation. Instead, each RSU represents a right to receive one Common Share following the attainment of any vesting criteria determined at the time of the award. The Options, on the other hand, are rights to acquire Common Shares upon payment of monetary consideration (i.e., the exercise price), subject also to any vesting criteria determined at the time of the grant.

The following is a summary of the Share Compensation Plan.

Purpose of the Share Compensation Plan

The stated purpose of the Share Compensation Plan is to advance the interests of the Corporation and its subsidiaries, and its shareholders by: (a) ensuring that the interests of Participants are aligned with the success of the Corporation and its subsidiaries; (b) encouraging stock ownership by such persons; and (c) providing compensation opportunities to attract, retain and motivate such persons. The purpose of replacing the 2017 Share Compensation Plan with the Share Compensation Plan is to address certain United States requirements following the Corporation’s registration with the United States Securities and Exchange Commission, and to include provisions reflecting the Corporation’s adoption of a clawback policy.

The following people will be eligible to participate in the Share Compensation Plan: any officer or employee of the Corporation or any officer or employee of any subsidiary of the Corporation and, any director of the Corporation or any director of any subsidiary of the Corporation, and any Consultant (defined under the Share Compensation Plan as an individual (other than an employee or a director of the Corporation) that: (A) is engaged to provide on an ongoing bona fide basis, consulting, technical, management or other services to the Corporation or to an affiliate of the Corporation; (B) such services are not provided in relation to an offer or sale of securities of the Corporation in a capital raising transaction, and do not promote or maintain a market for the Corporation’s securities; without limiting the foregoing, consultants providing investor relations services are not Consultants or eligible persons under the Share Compensation Plan; (C) provides the services under a written contract between the Corporation or the affiliate and the individual or the Corporation, as the case may be; (D) in the reasonable opinion of the Corporation, spends or will spend a significant amount of time and attention on the affairs and business of the Corporation or an affiliate of the Corporation; and (E) has a relationship with the Corporation or an affiliate of the Corporation that enables the individual to be knowledgeable about the business and affairs of the Corporation.

Administration of the Share Compensation Plan

The Share Compensation Plan will be administered by the Board or such other persons as may be designated by the Board (the "Administrators") based on the recommendation of the compensation committee of the Board (the "Compensation Committee"). The Administrators will determine the eligibility of persons to participate in the Share Compensation Plan, when RSUs and Options will be awarded or granted, the number of RSUs and Options to be awarded or granted, the vesting criteria for each award of RSUs and grant of Options and all other terms and conditions of each award and grant, in each case in accordance with applicable securities laws and the requirements of the stock exchange or quotation system where the Common Shares are listed on or through which the Common Shares are listed or quoted (the "Exchange").

Number of Common Shares Issuance under the Share Compensation Plan

The number of Common Shares that will be available for issuance upon the vesting of RSUs awarded and Options granted under the Share Compensation Plan will be limited to 10% of the issued and outstanding Common Shares at the time of any grant, as reduced by the number of Common Shares that may be issued pursuant to options or RSUs outstanding under the Option Plan or the 2017 Share Compensation Plan.

Restrictions on the Award of RSUs and Grant of Options

Certain restrictions on awards of RSUs and grants of Options will apply as follows:

(a)

the total number of Common Shares issuable under the Share Compensation Plan or any other share compensation arrangements of the Corporation cannot exceed 10% of the Common Shares then outstanding, including the RSUs that may be awarded thereunder;

(b)

the total number of Common Shares issuable to any one Participant under the Share Compensation Plan and any other share compensation arrangements of the Corporation in a 12-month period cannot exceed 5% of the Common Shares then outstanding;

(c)

the total number of Common Shares issuable to insiders under the Share Compensation Plan and any other share compensation arrangements of the Corporation cannot exceed 10% of the Common Shares then outstanding; and

(d)

the total number of Common Shares issuable to any one Consultant under the Share Compensation Plan and any other share compensation arrangements of the Corporation within any 12-month period cannot exceed 2% of the Common Shares then outstanding.

In the event of any declaration by the Corporation of any stock dividend payable in securities (other than a dividend which may be paid in cash or in securities at the option of the holder of Common Shares), or any subdivision or consolidation of the Common Shares, reclassification or conversion of the Common Shares, or any combination or exchange of securities, merger, consolidation, recapitalization, amalgamation, plan of arrangement, reorganization, spin off involving the Corporation, distribution (other than normal course cash dividends) of Corporation assets to holders of Common Shares, or any other corporate transaction or event involving the Corporation or the Common Shares, the Administrators may in their sole discretion make such changes or adjustments, if any, as the Administrators consider fair or equitable to reflect such change or event including, without limitation, adjusting the number of Options and RSUs outstanding under the Share Compensation Plan, the type and number of securities or other property to be received upon exercise or redemption thereof, and the exercise price of Options outstanding under the Share Compensation Plan, provided that the value of any Option or RSU immediately after such an adjustment shall not exceed the value of such Option or RSU prior thereto.

Other Terms

The Administrators will determine the exercise price and term/expiration date of each Option, provided that the exercise price in respect of that Option shall not be less than the Discounted Market Price on the date of grant. "Discounted Market Price" is defined in the Share Compensation Plan as the Market Price of the Common Shares, less a discount of up to 25% if the Market Price is $0.50 or less; up to 20% if the Market Price is between $2.00 and $0.51; and up to 15% if the Market Price is greater than $2.00; and "Market Price" is defined in the Share Compensation Plan as "as of any date, the closing price of the Common Shares on the Exchange for the last market trading day prior to the date of grant of the Option or if the Common Shares are not listed on a stock exchange or quotation system, the Market Price shall be determined in good faith by the Administrators.

With respect to Options granted to U.S. Participants, the exercise price shall not be less than the closing price of the Common Shares on any exchange in Canada where Common Shares are listed on the last trading day prior to the Grant Date.

No Option shall be exercisable after ten years from the date the Option is granted. Under the Share Compensation Plan, should the term of an Option expire on a date that falls within a blackout period or within nine business days following the expiration of a blackout period, such expiration date will be automatically extended to the tenth business day after the end of the blackout period.

Transferability

RSUs awarded and Options granted under the Share Compensation Plan or any rights of a Participant cannot be transferred, assigned, charged, pledged or hypothecated, or otherwise alienated, whether by operation of law or otherwise.

Repricing of Options

The Corporation did not make any downward repricing of Options.

CORPORATE GOVERNANCE

National Policy 58-101 – Disclosure of Corporate Governance Practices of the Canadian securities administrators requires the Corporation to annually disclose certain information regarding its corporate governance practices. That information is disclosed below.

Board of Directors

The Board has responsibility for the stewardship of the Corporation including responsibility for strategic planning, identification of the principal risks of the Corporation’s business and implementation of appropriate systems to manage these risks, succession planning (including appointing, training and monitoring senior management), communications with investors and the financial community and the integrity of the Corporation’s internal control and management information systems.

The Board sets long term goals and objectives for the Corporation and formulates the plans and strategies necessary to achieve those objectives and to supervise senior management in their implementation. The Board delegates the responsibility for managing the day-to-day affairs of the Corporation to senior management but retains a supervisory role in respect of, and ultimate responsibility for, all matters relating to the Corporation and its business. The Board is responsible for protecting Shareholders’ interests and ensuring that the incentives of the Shareholders and of management are aligned.

As part of its ongoing review of business operations, the Board reviews, as frequently as required, the principal risks inherent in the Corporation’s business including financial risks, through periodic reports from management of such risks, and assesses the systems established to manage those risks. Directly and through the Audit Committee, the Board also assesses the integrity of internal control over financial reporting and management information systems.

In addition to those matters that must, by law, be approved by the Board, the Board is required to approve any material dispositions, acquisitions and investments outside the ordinary course of business, long-term strategy, and organizational development plans. Management of the Corporation is authorized to act without Board approval, on all ordinary course matters relating to the Corporation’s business.

The Board also monitors the Corporation’s compliance with timely disclosure obligations and reviews material disclosure documents prior to distribution.

The Board is responsible for the appointment of the CEO, President and other senior management and monitoring of their performance.

The Board adopted a written mandate setting out the foregoing obligations and is governed by the requirements of applicable corporate and securities common and statute law which provide that the Board has responsibility for the stewardship of the Corporation.

The Board considers that the following directors are "independent" in that they are independent and free from any interest and any business or other relationship which could or could reasonably be perceived to, materially interfere with the director’s ability to act with the best interests of the Corporation, other than interests and relationships arising from shareholding: Lawrence Roulston, E.B. Tucker, Alexander Molyneux, and James Beeby. The Board considers that Brett Heath, President and CEO of the Corporation, is not independent because he is a member of management.

The Board facilitates its exercise of independent supervision over the Corporation’s management through regular meetings of the Board.

The Board does not hold regularly scheduled meetings without the non-independent directors and members of management. Since the beginning of the Corporation’s last financial year, the independent directors did not hold any ad hoc meetings without the non-independent directors and management.

When a matter being considered involves a director, that director does not vote on the matter. As well, the directors regularly and independently confer amongst themselves and thereby keep apprised of all operational and strategic aspects of the Corporation’s business.

Descriptions of Roles

The Board has not established written descriptions of the positions of CEO or chair of any of the committees of the Board (except as may be set out in a charter applicable to a committee) as it feels they are unnecessary and would not improve the function and performance of the Board, CEO or committee. The role of chair is delineated by the nature of the overall responsibilities of the Board or the committee.

The Board has not set limits on the objectives to be met by the CEO but believes that such limits and objectives should depend upon the circumstances of each situation and that to formalize these matters would be restrictive and unproductive.

Directorships

Some of the directors are presently a director of one or more other reporting issuers (public companies), as follows:

Director	Other Issuers	Director	Other Issuers
Brett Heath	N/A	Lawrence Roulston	Auramex Resource Corp. Mountain Boy Minerals Ltd. Thunderstruck Resources Ltd. Romios Gold Resources Inc Palladium One Mining Inc Crystal Lake Mining Corp

Director	Other Issuers	Director	Other Issuers
E.B. Tucker	N/A	Alexander Molyneux	Galena Mining Limited Argosy Minerals Limited Comet Resources Limited Tempus Resources Limited Azarga Metals Corp. Amwolf Capital Corp.
James Beeby	N/A

Orientation and Continuing Education

The Corporation has not yet developed an official orientation or training program for new directors. However, when new directors are appointed, the Board ensures they are provided with access to relevant corporate and business information on the Corporation’s properties and on director responsibilities. As required, new directors have the opportunity to become familiar with the Corporation by meeting with the other directors and with officers who are experienced in corporate governance and have a good understanding of the Corporation’s business. Orientation activities are tailored to the particular needs and experience of each director and the overall needs of the Board.

Ethical Business Conduct

To comply with its legal mandate, the Board seeks to foster a culture of ethical conduct by striving to ensure the Corporation carries out its business in line with high business and moral standards and applicable legal and financial requirements. In that regard, the Board has adopted a written Code of Business Conduct and Ethics for its directors, officers, employees and consultants.

  has established a Whistleblower Policy which details complaint procedures for financial concerns.

  encourages management to consult with legal and financial advisors to ensure the Corporation is meeting those requirements.

  is cognizant of the Corporation’s timely disclosure obligations and reviews material disclosure documents such as financial statements, Management’s Discussion & Analysis ("MD&A") and press releases prior to distribution.

  relies on its Audit Committee to annually review the systems of internal financial control and discuss such matters with the Corporation’s external auditor.

  actively monitors the Corporation’s compliance with the Board’s directives and ensures that all material transactions are thoroughly reviewed and authorized by the Board before being undertaken by management.

The Board must also comply with the conflict of interest provisions of the Business Corporations Act (British Columbia) as well as relevant securities regulatory instruments and stock exchange policies, in order to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Nomination of Directors

The Corporate Governance and Nominating Committee has responsibility for identifying individuals believed to be qualified to become Board members and recommend candidates to the Board to fill new or vacant positions, the members of which are listed under "Particulars of Matters to be Acted Upon – 4. Election of Directors" and which is composed of a majority of independent directors, regarding:

In recommending candidates to the Board, the Committee shall first consider such factors respecting each candidate as it deems appropriate and in the context of the needs of the Board, including independence and potential conflicts of interest,
  professional experience,
  personal character,
  gender,
  diversity,
  outside commitments (for example, service on other boards), and particular areas of expertise.

Other Board Committees

In addition to the Audit Committee, described in the next section, the Board has established the following committees. The functions and members of these committees are described below.

Compensation Committee: The Compensation Committee will be responsible for the review of all compensation (including stock options) paid by the Corporation to the Board, executive officers and employees of the Corporation and any subsidiaries, to report to the Board on the results of those reviews and to make recommendations to the Board for adjustments to such compensation.

The Compensation Committee consists of three directors, all of whom are independent (outside, non-management) directors (E.B. Tucker – (Committee Chairman), Alexander Molyneux, and Lawrence Roulston). Each member of the Compensation Committee has direct experience relevant to their responsibilities on the Compensation Committee, including acting as officers and directors of other publicly traded companies so that they are familiar with remuneration in the Corporation’s industry.

Corporate Governance and Nominating Committee: The Corporate Governance and Nominating Committee will be responsible for advising the Board of the appropriate corporate governance procedures that should be followed by the Corporation and the Board and monitoring whether they comply with such procedures.

The Corporate Governance and Nominating Committee consists of three directors, all of whom are independent (outside, non-management) directors (E.B. Tucker – (Committee Chairman), James Beeby, and Lawrence Roulston).

Assessments

At this time, the Board and the Corporate Governance and Nominating Committee have not established a formal process to regularly assess the Board and its committees with respect to their effectiveness and contributions. Nevertheless, their effectiveness is subjectively measured on an ongoing basis by each director based on their assessment of the performance of the Board, its committees or the individual directors compared to their expectation of performance. In doing so, the contributions of an individual director are informally monitored by the other Board members, bearing in mind the business strengths of the individual and the purpose of originally nominating the individual to the Board.

AUDIT COMMITTEE

National Instrument 52-110 – Audit Committees ("NI 52-110") of the Canadian securities administrators requires the Corporation’s Audit Committee to meet certain requirements. It also requires the Corporation to disclose in this Circular certain information regarding the Audit Committee. That information is disclosed below.

Overview

The Audit Committee of the Board is principally responsible for:

  recommending to the Board the external auditor to be nominated for election by the Corporation’s shareholders at each annual general meeting and negotiating the compensation of such external auditor.

  overseeing the work of the external auditor, including the resolution of disagreements between the auditor and management regarding the Corporation’s financial reporting.

  pre-approving all non-audit services to be provided to the Corporation, by the auditor.

  reviewing the Corporation’s annual and interim financial statements, MD&A and press releases regarding earnings before they are reviewed and approved by the Board and publicly disseminated by the Corporation.

  reviewing the Corporation’s financial reporting procedures and internal controls to ensure adequate procedures are in place for the Corporation’s public disclosure of financial information extracted or derived from its financial statements, other than disclosure described in the previous paragraph.

The Corporation’s auditor reports directly to the Audit Committee.

The Audit Committee’s Charter

The Board has adopted a Charter for the Audit Committee which sets out the Committee’s mandate, organization, powers and responsibilities. The complete Charter is attached as Schedule A to this Circular.

Composition of the Audit Committee

The Audit Committee consists of three directors. Unless it is a ‘Venture Issuer’ (an issuer the securities of which are not listed or quoted on any of the Toronto Stock Exchange, a market in the USA other than the over-the-counter market, or a market outside of Canada and the USA) as of the end of its last financial year, NI 52-110 requires each of the members of the Committee to be independent and financially literate. Since the Corporation is a ‘Venture Issuer’ (its securities are listed on the TSXV but are not listed or quoted on any other exchange or market) it is exempt from this requirement. In addition, the Corporation’s governing corporate legislation requires the Corporation to have an Audit Committee composed of a minimum of three directors, a majority of whom are not officers or employees of the Corporation. The Audit Committee complies with this requirement.

The following table sets out the names of the members of the Audit Committee and whether they are ‘independent’ and ‘financially literate’.

Name of Member	Independent[1]	Financially Literate[2]
Lawrence Roulston (Committee Chairman)	Yes	Yes
E.B. Tucker	Yes	Yes
Alexander Molyneux	Yes	Yes

(1)

To be considered to be independent, a member of the Committee must not have any direct or indirect ‘material relationship’ with the Corporation. A material relationship is a relationship which could, in the view of the Board, reasonably interfere with the exercise of a member’s independent judgment.

(2)

To be considered financially literate, a member of the Committee must have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.

Relevant Education and Experience

The education and experience of each member of the Audit Committee relevant to the performance of his responsibilities as an Audit Committee member and, in particular, any education or experience that would provide the member with:

1.	an understanding of the accounting principles used by the Corporation to prepare its financial statements;

2.	the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves;

3.

experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation’s financial statements, or experience actively supervising one or more persons engaged in such activities; and

4.	an understanding of internal controls and procedures for financial reporting, are as follows:

Name of Member	Education	Experience
Lawrence Roulston	Bachelor of Science – Geology University of British Columbia British Columbia

Mr. Roulston is a mining professional with over 35 years of diverse hands-on experience and currently provides business advisory and capital markets expertise to the junior and mid-tier sectors of the mining industry. From 2014 to 2016, he was President of Quintana Resources Capital, which provided resource advisory services for US private investors, focused primarily on streaming transactions. Prior to that, Mr. Roulston was a mining analyst and consultant, as well as the editor of "Resource Opportunities", an independent investment publication focused on the mining industry. Mr. Roulston was also an analyst or executive with various companies in the resources industry, both majors and juniors and he has graduate- level training in business.

Name of Member	Education	Experience
E.B. Tucker	Bachelor of Science – Business Administration with Area of Study - Finance College of Charleston Charleston, South Carolina USA

Mr. Tucker writes The Casey Report, a monthly investment advisory. Prior to that, Mr. Tucker served as analyst and lead analyst on Stansberry’s Investment Advisory and The Bill Bonner Letter respectively. Mr. Tucker was also a founding partner of KSIR Capital Management, an asset management firm focused on precious metal equities and he also co-founded KSIR Capital, a corporate finance advisory firm focused on the precious metals industry. He holds a B.Sc. in Business Administration with a focus in finance.

Alexander Molyneux	Bachelor Degree in Economics - Monash University, Australia

Mr. Molyneux is an experienced metals and mining industry executive and financier and currently serves as an executive officer and/or director of a number of publicly listed companies. Prior to these executive and director roles, Mr. Molyneux was Managing Director, Head of Metals and Mining Investment Banking, Asia Pacific for Citigroup in Hong Kong. As a specialist resources investment banker, he spent approximately 10 years providing advice and investment banking services to natural resources corporations. Mr. Molyneux continues to be based in Asia where he has an extensive network within the institutional investment community and local participants in the metals and mining industry.

Complaints

The Audit Committee has established a "Whistleblower Policy" which outlines procedures for the confidential, anonymous submission by employees regarding the Corporation’s accounting, auditing and financial reporting obligations, without fear of retaliation of any kind. If an applicable individual has any concerns about accounting, audit, internal controls or financial reporting matters which they consider to be questionable, incorrect, misleading or fraudulent, the applicable individual is urged to come forward with any such information, complaints or concerns, without regard to the position of the person or persons responsible for the subject matter of the relevant complaint or concern.

The applicable individual may report their concern in writing and forward it to the Chairman of the Audit Committee in a sealed envelope labelled "To be opened by the Audit Committee only". Further, if the applicable individual wishes to discuss any matter with the Audit Committee, this request should be indicated in the submission. Any such envelopes received by the Corporation will be forwarded promptly and unopened to the Chairman of the Audit Committee.

The applicable individual may also email their concern directly to the Corporate Secretary of the Corporation at whistleblower@metallaroyalty.com.

Promptly following the receipt of any complaints submitted to it, the Audit Committee will investigate each complaint and take appropriate corrective actions.

The Audit Committee will retain as part of its records, any complaints or concerns for a period of no less than seven years. The Audit Committee will keep a written record of all such reports or inquiries and make quarterly reports on any ongoing investigation which will include steps taken to satisfactorily address each complaint.

The Audit Committee did not receive any complaints during the last completed financial year.

The "Whistleblower Policy" will be reviewed by the Audit Committee on an annual basis.

Audit Committee Oversight

Since the commencement of the Corporation’s most recently completed financial year, there has not been a recommendation of the Audit Committee to nominate or compensate an external auditor which was not adopted by the Board.

Reliance on Exemptions in NI 52-110 regarding

De Minimis Non-audit Services or on a Regulatory Order Generally

Since the commencement of the Corporation’s most recently completed financial year, the Corporation has not relied on:

1.

the exemption in section 2.4 (De Minimis Non-audit Services) of NI 52-110 (which exempts all non-audit services provided by the Corporation’s auditor from the requirement to be pre-approved by the Audit Committee if such services are less than 5% of the auditor’s annual fees charged to the Corporation, are not recognized as non-audit services at the time of the engagement of the auditor to perform them and are subsequently approved by the Audit Committee prior to the completion of that year’s audit), or

2.	an exemption from NI 52-110, in whole or in part, granted by a securities regulator under Part 8 (Exemptions) of NI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services as described in section III.B "Powers and Responsibilities – Performance & Completion by Auditor of its Work" of the Charter.

External Auditor Service Fees (By Category)

The following table discloses the fees billed to the Corporation by its external auditor during the last two financial years.

Financial Year Ending	Audit Fees[1]	Audit Related Fees[2]	Tax Fees[3]	All Other Fees
May 31, 2019	70,305	0	60,000	0
May 31, 2018	68,670	0	0	0

(1)	The aggregate fees billed by the Corporation’s auditor for audit fees.
(2)

The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Corporation’s financial statements and are not disclosed in the "Audit Fees" column.

(3)	The aggregate fees billed for professional services rendered by the Corporation’s auditor for tax compliance, tax advice and tax planning.

Reliance on Exemptions in NI 52-110 regarding

Audit Committee Composition & Reporting Obligations

Since the Corporation is a Venture Issuer, it relies on the exemption contained in section 6.1 of NI 52-110 from the requirements of Part 3 Composition of the Audit Committee (as described in ‘Composition of the Audit Committee’ above) and Part 5 Reporting Obligations of NI 52-110 (which requires certain prescribed disclosure about the Audit Committee in the Corporation’s Annual Information Form, if any, and this Circular).

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No individual who is, or who at any time during the last completed financial year was, a director or executive officer of the Corporation, a proposed nominee for election as a director of the Corporation or an associate of any such director, officer or proposed nominee is, or at any time since the beginning of the last completed financial year has been, indebted to the Corporation or any of its subsidiaries and no indebtedness of any such individual to another entity is, or has at any time since the beginning of such year been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

INTEREST OF CERTAIN PERSONS
AND COMPANIES IN MATTERS TO BE ACTED UPON

Other than disclosed in this Circular, the Corporation is not aware of any material interest of any executive officer, director or nominee for director, or anyone who has held office as such since the beginning of the Corporation’s last financial year, or of any associate or affiliate of any of the foregoing in any matter to be acted on at the Meeting other than the election of directors or the appointment of auditors. Directors and executive officers may, however, be interested in the approval and ratification of the Corporation’s Share Compensation Plan, as detailed in the section below entitled "Particulars of Matters to be Acted Upon".

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed herein and the Corporation’s MD&A for the last financial year (see the section below entitled "Additional Information"), there are no material interests, direct or indirect, of current directors, executive officers, any persons nominated for election as directors, or any Shareholder who beneficially owns, directly or indirectly, more than 10% of the outstanding Common Shares, or any known associates or affiliates of such persons, in any transaction within the last financial year or in any proposed transaction which has materially affected or would materially affect the Corporation.

PARTICULARS OF MATTERS TO BE ACTED UPON

To the knowledge of the Board the only matters to be brought before the Meeting are those matters set forth in the Corporation’s Notice of Meeting.

1.	Report of Directors

The Board will provide a report on the events of its last financial year at the meeting. No approval or other action needs to be taken at the Meeting in respect of this report.

2.	Financial Statements, Audit Report and Management’s Discussion & Analysis

The Board has approved the financial statements of the Corporation, the auditor’s report thereon, and the MD&A for the year ended May 31, 2019, all of which will be tabled at the Meeting. No approval or other action needs to be taken at the Meeting in respect of these documents.

3.	Set Number of Directors to be Elected

The Corporation currently has five (5) directors. At the Meeting, it will be proposed that five (5) directors be elected to hold office until the next annual general meeting of Shareholders or until their successors are elected or appointed. Unless otherwise directed, it is the intention of the Management Designees, if named as Proxyholder, to vote in favour of the ordinary resolution setting the number of directors to be elected at five (5).

4.	Election of Directors

The following table sets forth the name of each of the persons proposed to be nominated for election as a director, all positions and offices in the Corporation presently held by such nominee, the nominee’s province or state and country of residence, principal occupation at the present and during the preceding five years (unless shown in a previous management information circular), the period during which the nominee has served as a director, and the number of Common Shares that the nominee has advised are beneficially owned by the nominee, directly or indirectly, or over which control or direction is exercised, as of the Record Date.

The Board recommends that Shareholders vote in favour of the following proposed nominees. Unless otherwise directed, it is the intention of the Management Designees, if named as Proxyholder, to vote for the election of the persons named in the following table to the Board. Management does not contemplate that any of such nominees will be unable to serve as directors. Each director elected will hold office until the next annual general meeting of Shareholders or until their successor is duly elected, unless their office is earlier vacated in accordance with the constating documents of the Corporation or the provisions of the corporate law to which the Corporation is subject.

Name and Province or State & Country of Residence	Present Office and Date First Appointed a Director	Principal Occupation[4] During the Past Five Years	Number of Common Shares[5]
Brett Heath California, United States	President & Director since September 1, 2016 CEO since June 16, 2017	President of the Corporation since Sept 2016. Formerly Chairman and CEO of High Stream Corp. from 2015-2016. President of a private streaming Corporation from 2013-2015. Founding principal of KSIR Capital Management, a private asset management firm focused on precious metals from 2009-2013.	4,140,467

Name and Province or State & Country of Residence	Present Office and Date First Appointed a Director	Principal Occupation[4] During the Past Five Years	Number of Common Shares[5]
Lawrence Roulston[1,2,3] British Columbia, Canada	Director since March 1, 2017	Founder of WestBay Capital Advisors, a private Corporation providing advisory and capital market expertise to the mining industry. President of Quintana Resources Capital, a private Corporation providing advisory services for US private investors. Mining analyst and consultant as well as the editor of Resource Opportunities, an independent publication focused on the mining industry.	82,166
E. B. Tucker[1,2,3] Florida, United States	Director since March 1, 2017	Writer for Strategic Investor, a monthly investment advisory letter. Analyst and lead analyst for Stansberry’s Investment Advisory The Casey Report and The Bill Bonner Letter. Founding partner of KSIR Capital Management, a private asset management firm focused on precious metals.	1,010,000
Alexander Molyneux1,,2 Taipei City, Taiwan	Director since March 1, 2018	Mr. Molyneux is currently, Managing Director / CEO of Galena Mining Limited (ASX:G1A) (2018 – present) and Non-Executive Chairman of: Argosy Minerals Ltd. (ASX:AGY) (2016 – present); Azarga Metals Corp. (TSXV:AZR) (2016 – present); and Tempus Resources Ltd. (ASX:TMR) (2016 – present). CEO Paladin Energy Ltd. (ASX:PDN) (2015 – 2018). Non-Executive Director of Goldrock Mines Corp. (TSXV:GRM) (2012 – 2016) and CEO and Director of SouthGobi Resources Ltd. (TSX: SGQ) (2009 – 2012), an Ivanhoe Mines Group company.	354,709
James Beeby[3] British Columbia, Canada	Director Since May 14, 2019	Partner, Bennett Jones LLP; June 2018 – present. Partner, McCullough O’Connor Irwin LLP; January 2009 – June 2018.	18,218

(1)	Denotes member of the Audit Committee.
(2)	Denotes member of the Compensation Committee.
(3)	Denotes member of the Corporate Governance Committee.
(4)

Includes occupations for preceding five years unless the director was elected at the previous Annual General Meeting and was shown as a nominee for election as a director in the Circular for that meeting.

(5)

The information as to the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised as at the Record Date not being within the knowledge of the Corporation, has been furnished by the respective directors individually. No director, together with the director’s associates and affiliates beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the Common Shares.

To the best of the Corporation’s knowledge, no proposed director:

(a)

is, as at the date of this Circular, or has been, within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any Corporation (including the Corporation) that was the subject of a cease trade or similar order or an order that denied the relevant Corporation access to any exemption under securities legislation, for a period of more than 30 consecutive days that was issued

	(i)	while the proposed director was acting as a director, chief executive officer or chief financial officer of that Corporation, or

	(ii)	after the proposed director ceased to be a director, chief executive officer or chief financial officer of that Corporation but resulted from an event that occurred while acting in such capacity;

(b)

is, as at the date of this Circular, or has been within the 10 years before the date of this Circular, a director or executive officer of any Corporation (including the Corporation) that, while acting in that capacity, or within a year of ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director;

(c)

has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold their assets;

(d)	has entered into, at any time, a settlement agreement with a securities regulatory authority; or

(e)	has been subject, at any time, to any penalties or sanctions imposed by

	(i)	a court relating to securities legislation or a securities regulatory authority, or

	(ii)	a court or regulatory body that would likely be considered important to a reasonable Shareholder in deciding whether to vote for the proposed director.

other than as follows:

Mr. Roulston became a director of KBL Mining Ltd. ("KBL") in March 2015, a company listed on the Australian Stock Exchange at the time, as a result of being the director nominee of Quintana Resources Capital ULC (an investor in KBL by way of a streaming transaction which was secured by KBL’s Mineral Hill mine). On September 7, 2016, Mr. Roulston resigned his position as director and on September 8, 2016, KBL was placed into voluntary administration and on September 19, 2016, receivers were appointed. KBL is working on a recapitalization so that it is financially able to continue and re-list its common shares for trading.

The above information has been furnished by the respective proposed directors individually.

5.	Appointment and Remuneration of Auditor

The firm of KPMG LLP, Chartered Professional Accountants ("KPMG"), of 777 Dunsmuir Street, Vancouver, British Columbia, is the auditor of the Corporation. Davidson was first appointed as auditor on August 16, 2017. The Board recommends that Shareholders vote in favour of the re-election of the proposed auditor. Unless otherwise directed, it is the intention of the Management Designees, if named as Proxyholder, to vote in favour of the appointment of KPMG as the auditor of the Corporation for the ensuing year at a remuneration to be approved by the Board.

The Board recommends that Shareholders vote in favour of the proposed auditor. Unless otherwise directed, it is the intention of the Management Designees, if named as Proxyholder, to vote in favour of the re-election of KPMG LLP, Chartered Professional Accountants, as the Corporation’s auditor.

6.	Approval of Share Compensation Plan

The Corporation is proposing to replace the 2017 Share Compensation Plan with the Share Compensation Plan to address certain United States requirements following the Corporation’s registration with the United States Securities and Exchange Commission, and to include provisions reflecting the Corporation’s adoption of a clawback policy

The Share Compensation Plan is described in more detail in this Circular under the section above entitled "Securities Authorized for Issuance Under Equity Compensation Plans – Description of Share Compensation Plan".

If the Share Compensation Plan is approved by shareholders at the Meeting, no new options will be granted under the 2017 Share Compensation Plan. All outstanding options issued under the 2017 Share Compensation Plan will be governed by the 2017 Share Compensation Plan and the total number of outstanding options issued (but not exercised) under the 2017 Share Compensation Plan and Option Plan will count towards the maximum number of Options issuable under the Share Compensation Plan.

The description of the Share Compensation Plan under the section above titled "Securities Authorized for Issuance Under Equity Compensation Plans – Description of Share Compensation Plan". assumes that the Share Compensation Plan, as presented to shareholders, is approved at the Meeting. A blackline copy of the proposed Share Compensation Plan compared to the 2017 Share Compensation Plan is attached to this Circular as Schedule B. Following approval of the Share Compensation Plan by the Shareholders, any options or RSUs granted pursuant to the Share Compensation Plan will not require further Shareholder or TSXV approval unless the exercise price is reduced or the expiry date is extended for an option held by an insider of the Corporation.

Proposed Resolution and Board’s Recommendation

The ordinary resolution (the "Share Compensation Plan Resolution"), substantially in the form below, must be passed by at least a majority of the votes cast by shareholders at the Meeting.

"BE IT RESOLVED THAT:

1. the share compensation plan of the Corporation (the "Share Compensation Plan") as described in the management information circular dated September 24, 2019, attached as Schedule B thereto, is hereby approved, subject to the Corporation obtaining all required regulatory approvals;

2. the Corporation be and is hereby authorized to grant stock options and restricted share units pursuant to the terms and conditions of the Share Compensation Plan and the prior issuance of restricted share units of the Corporation to directors pursuant to the share compensation plan approved by disinterested shareholders on November 6, 2018, be and is hereby authorized, ratified and approved;

3. the directors of the Corporation are hereby authorized to make such amendments to the Share Compensation Plan as the directors of the Corporation may, in their sole discretion, determine are necessary, desirable or useful to the extent permitted under the Share Compensation Plan, including, without limiting the generality thereof, authority, from time to time, to make amendments to the Share Compensation Plan without the approval of or further authority from the shareholders of the Corporation, but only as specifically permitted in the Share Compensation Plan and such other amendments as may be acceptable to the stock exchange or quotation system where the common shares of the Corporation are listed on or through which the common shares of the Corporation are listed or quoted, as necessary; and

4. any director or officer of the Corporation is hereby authorized and directed to do all acts and things and to execute and deliver all documents required, as in the opinion of such director or officer may be necessary or appropriate in order to give effect to these resolutions."

The Board has unanimously approved the Share Compensation Plan and recommends that Shareholders vote in favour of the proposed Share Compensation Plan Resolution. Unless otherwise directed, it is the intention of the Management Designees, if named as Proxyholder, to vote in favour of the ordinary resolution approving the Share Compensation Plan.

OTHER BUSINESS

While there is no other business other than that business mentioned in the Notice of Meeting to be presented for action by the Shareholders at the Meeting, it is intended that the Proxies hereby solicited will be exercised upon any other matters and proposals that may properly come before the Meeting or any adjournment or adjournments thereof, in accordance with the discretion of the persons authorized to act thereunder.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on the SEDAR website located at www.sedar.com. The Corporation’s financial information is provided in the Corporation’s financial statements and related MD&A for its most recently completed financial year and may be viewed on the SEDAR website at the location noted above. Shareholders may also contact the Corporation at Suite 501, 543 Granville Street, Vancouver, British Columbia, V6C 1X8, Canada by mail, telecopier (1-604-688-1157), telephone (1-604-696-0741) or e-mail (kcasswell@seabordservices.com) to request copies of the Corporation’s financial statements and MD&A.

Financial information for the Corporation’s most recently completed financial year is provided in its financial statements and MD&A which are filed on SEDAR.

DATED this 24th day of September, 2019.

ON BEHALF OF THE BOARD OF DIRECTORS

(signed) KIM C. CASSWELL
Secretary

SCHEDULE "A"

CHARTER FOR THE AUDIT COMMITTEE
OF
THE BOARD OF DIRECTORS

I.	MANDATE

The Audit Committee (the "Committee") of the Board of Directors (the "Board") of Metalla Royalty & Streaming Ltd. (the "Company") shall assist the Board in fulfilling its financial oversight responsibilities by overseeing the accounting and financial reporting processes of the Company and the audits of the financial statements of the Company. The Committee’s primary duties and responsibilities under this mandate are to serve as an independent and objective party to monitor:

1.	The quality and integrity of the Company’s financial statements and other financial information;

2.	The compliance of such statements and information with legal and regulatory requirements;

3.	The qualifications and independence of the Company’s independent external auditor (the "Auditor"); and

4.	The performance of the Company’s internal accounting procedures and Auditor.

II.	STRUCTURE AND OPERATIONS

A.	Composition

The Committee shall be comprised of at least three members, each of whom is a director of the Company who meets the independence, financial literacy and other requirements set out below.

B.	Qualifications

Each member of the Committee must meet the independence requirements of all applicable Canadian and United States securities laws and stock exchange rules (collectively, the "AC Rules") unless an exemption is available.

No member of the Committee may, other than in his or her capacity as a member of the Committee, the Board, or any other committee of the Board, accept directly or indirectly any consulting, advisory, or other "compensatory fee" (as such term is defined under applicable AC Rules) from, or be an "affiliated person" (as such term is defined under applicable AC Rules) of, the Company or any subsidiary of the Company unless an exemption or exception under applicable AC Rules is available.

A member of the Committee must not have participated in the preparation of the financial statements of the Company or any current subsidiary of the Company at any time during the past three years unless an exemption or exception under applicable AC Rules is available.

Each member of the Committee must be able to read and understand fundamental financial statements, including the Company’s balance sheet, income statement, and cash flow statement.

At least one member of the Committee must be "financially sophisticated", as defined in the AC Rules, in that he or she has past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication, including but not limited to being or having been a chief executive officer, chief financial officer, other senior officer with financial oversight responsibilities. An "audit committee financial expert" (as such term is defined under Item 407(d)(5)(ii) and (ii) of Regulation S-K) is presumed to qualify as financially sophisticated.

C.	Appointment and Removal

In accordance with the Company’s Articles, the members of the Committee shall be appointed by the Board and shall serve until such member’s successor is duly elected and qualified or until such member’s earlier resignation or removal. Any member of the Committee may be removed, with or without cause, by a majority vote of the Board.

D.	Chair

Unless the Board shall appoint a Chair, the members of the Committee shall designate a Chair by the majority vote of all of the members of the Committee. The Chair shall call, set the agendas for, and chair all meetings of, the Committee.

E.	Sub-Committees

The Committee may form and delegate authority to subcommittees consisting of one or more members when appropriate, including the authority to grant pre-approvals of audit and permitted non-audit services, provided that a decision of such subcommittee to grant a pre-approval shall be presented to the full Committee at its next scheduled meeting.

F.	Meetings

The Committee shall meet as often as is necessary to fulfil its duties respecting the Company’s quarterly and annual financial statements but not less than on a quarterly basis as provided in this Charter. The Committee should meet with the Auditor and management annually to review the Company’s financial statements in a manner consistent with, and to discharge its duties under, Section III of this Charter.

The Auditor shall be given reasonable notice of, and be entitled to attend and speak at, each meeting of the Committee concerning the Company’s annual financial statements and, if the Committee feels it is necessary or appropriate, at every other meeting. On request by the Auditor, the Chair shall call a meeting of the Committee to consider any matter that the Auditor believes should be brought to the attention of the Committee, the Board or the shareholders of the Company.

At each meeting, a quorum shall consist of a majority of the members comprising the Committee.

As part of its goal to foster open communication, the Committee may periodically meet separately with each of management and the Auditor to discuss any matters that the Committee believes would be appropriate to discuss privately.

The Committee may invite to its meetings any director, any manager of the Company, and any other person whom it deems appropriate to consult in order to carry out its responsibilities. The Committee may also exclude from its meetings any person it deems appropriate to exclude in order to carry out its responsibilities.

III.	DUTIES

A.	Introduction

The following functions shall be the common recurring duties of the Committee in carrying out its purposes outlined in Section I of this Charter. These duties should serve as a guide with the understanding that the Committee may fulfill additional duties and adopt additional policies and procedures as may be appropriate in light of changing business, legislative, regulatory or other conditions. The Committee shall also carry out any other responsibilities and duties delegated to it by the Board from time to time related to the purposes of the Committee outlined in Section I of this Charter.

The Committee, in discharging its oversight role, is empowered to study or investigate any matter of interest or concern which the Committee in its sole discretion deems appropriate for study or investigation by the Committee.

The Committee shall be given full access to the Company’s internal accounting staff, managers, other staff and Auditor as necessary to carry out these duties. While acting within the scope of its stated purpose, the Committee shall have all the authority of, but shall remain subject to, the Board. Notwithstanding the foregoing, the Committee is directly responsible for the appointment, compensation, retention and oversight of the work of the Auditor and any other registered public accounting firm engaged for the purpose of preparing or issuing an audit or performing other audit, review or attest services for the Company.

The Company must provide appropriate funding, as determined by the Committee, for payment of (i) compensation to any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company, (ii) compensation to any independent counsel or other advisors employed by the Committee, and (iii) ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out the Committee’s duties.

B.	Powers and Responsibilities

The Committee will have the following responsibilities and, in order to perform and discharge these responsibilities, will be vested with the powers and authorities set forth below, namely, the Committee shall:

Independence of Auditor

1).

Actively engage in a dialogue with the Auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the Auditor and, obtain a formal written statement from the Auditor setting forth all relationships between the Auditor and the Company.

2).	Take, or recommend that the Board take, appropriate action to oversee the independence of the Auditor.

3).

Require the Auditor and any other registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company to report directly to the Committee.

4).	Review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the Auditor and former independent external auditor of the Company.

Performance & Completion by Auditor of its Work

5).

Be directly responsible for the appointment, compensation, retention and oversight of the work of the Auditor and any other registered public accounting firm engaged (including resolution of disagreements between management and the Auditor or such public accounting firm regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company.

6).	Review annually the performance of the Auditor, and either appoint a new Auditor or recommend to shareholders that the existing Auditor be re-elected.

7).

Pre-approve all auditing services and permitted non-audit services (including the fees and terms thereof) to be performed for the Company by the Auditor; provided, however, that pre-approval of services other than audit, review or attest services is not required if such services:

	(a)	constitute, in the aggregate, no more than 5% of the total amount of revenues paid by the Company to the Auditor during the fiscal year in which the services are provided;

	(b)	were not recognized by the Company at the time of the engagement to be non- audit services; and

(c)

are promptly brought to the attention of the Committee and approved prior to the completion of the audit by the Committee or by one or more members of the Committee to whom authority to grant such approvals has been delegated by the Committee.

Preparation of Financial Statements

8).

Discuss with management and the Auditor significant financial reporting issues and judgments made in connection with the preparation of the Company’s financial statements, including any significant changes in the Company’s selection or application of accounting principles, any major issues as to the adequacy of the Company’s internal controls and any special steps adopted in light of material control deficiencies.

9).

Discuss with management and the Auditor any correspondence with regulators or governmental agencies and any employee complaints or published reports which raise material issues regarding the Company’s financial statements or accounting policies.

10).	Discuss with management and the Auditor the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Company’s financial statements.

11).	Review management’s report on, and assess the integrity of, the internal controls over the financial reporting of the Company and monitor the proper implementation of such controls.

12).

Discuss with management the Company’s major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Company’s risk assessment and risk management policies.

13).	Discuss with the Auditor the matters required to be discussed relating to the conduct of any audit, in particular:

	a)	The adoption of, or changes to, the Company’s significant auditing and accounting principles and practices as suggested by the Auditor or management.

b)

Any difficulties encountered in the course of the audit work, including any restrictions on the scope of activities or access to requested information, and any significant disagreements with management.

Public Disclosure by the Company

14).

Review the Company’s annual and quarterly financial statements, management discussion and analysis (MD&A) and press releases respecting earnings before the Board approves and the Company publicly discloses this information.

15).

Review the Company’s financial reporting procedures and internal controls to be satisfied that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from its financial statements, other than disclosure described in the previous paragraph, and periodically assessing the adequacy of those procedures.

16).

Review any disclosures made to the Committee by the Company’s Chief Executive Officer and Chief Financial Officer during their certification process of the Company’s financial statements and public disclosure about any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Company’s internal controls.

Related Party Transactions

17).	Review and approve related party transactions as required under applicable AC Rules.

Manner of Carrying Out its Mandate

18).

Consult, to the extent it deems necessary or appropriate, with the Auditor but without the presence of management, about the quality of the Company’s accounting principles, internal controls and the completeness and accuracy of the Company’s financial statements.

19).	Request any officer or employee of the Company or the Company’s outside counsel or Auditor to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee.

20).	Have the authority, if it deems it necessary or appropriate, to engage independent legal counsel, and accounting or other advisers to advise the Committee.

21).	Meet separately, if it deems it necessary or appropriate, with management and the Auditor.

22).	Make periodic reports to the Board as is necessary or required.

23).	Review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.

24).	Annually review the Committee’s own performance.

25).	Provide an open avenue of communication between the Auditor and the Board.

26).

Not delegate these responsibilities other than to one or more independent members of the Committee the authority to pre-approve, which the Committee must ratify at its next meeting, audit and permitted non-audit services to be provided by the Auditor.

C.	Whistle-Blower Policy

The Committee shall establish and annually review the procedures for (i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters, and (ii) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

D.	Limitation of Audit Committee’s Role

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company’s financial statements and disclosures are complete and accurate and are in accordance with generally accepted accounting principles and applicable rules and regulations. These are the responsibilities of management and the Auditor.

This amended Charter was approved by the Board of Directors on September 24, 2019.

SCHEDULE "B"

SHARE COMPENSATION PLAN - BLACKLINE AGAINST 2017 SHARE COMPENSATION PLAN

METALLA ROYALTY & STREAMING LTD.

2019 SHARE COMPENSATION PLAN
(~~Amended and~~ Approved by ~~Disinterested~~ Shareholders on ~~November 6~~•, ~~2018~~2019)

1. DEFINITIONS AND INTERPRETATION

1.1 Definitions: For purposes of the Plan, unless the context requires otherwise, the following words and terms shall have the following meanings:

(a) "1933 Act" means the United States Securities Act of 1933, as amended;

(b) "Account" has the meaning attributed to that term in section 4.8;

(c) "Administrators" means the Board or such other persons as may be designated by the Board from time to time;

(d) "Affiliate" has the meaning attributed to that term in the Securities Act (British Columbia)

(e) "Associate" has the meaning attributed to that term in the Securities Act (British Columbia);

(f) "Award Date" means the date or dates on which an award of Restricted Share Units is made to a Participant in accordance with section 4.1;

(g) "Blackout Period" means the period during which designated directors, officers and employees of the Corporation cannot trade the Common Shares pursuant to the Corporation's policy respecting restrictions on directors', officers' and employee trading which is in effect at that time (which, for greater certainty, does not include the period during which a cease trade order is in effect to which the Corporation or in respect of an insider, that insider is subject);

(h) "Board" means the board of directors of the Corporation from time to time;

(i) "Business Day" means each day other than a Saturday, Sunday or statutory holiday in Vancouver, British Columbia, Canada;

(j) "Change of Control" means:

(i) the acceptance of an Offer by a sufficient number of holders of voting shares in the capital of the Corporation to constitute the offeror, together with persons acting jointly or in concert with the offeror, a shareholder of the Corporation being entitled to exercise more than 50% of the voting rights attaching to the outstanding voting shares in the capital of the Corporation (provided that prior to the Offer, the offeror was not entitled to exercise more than 50% of the voting rights attaching to the outstanding voting shares in the capital of the Corporation),

(ii) the completion of a consolidation, merger or amalgamation of the Corporation with or into any other corporation whereby the voting shareholders of the Corporation immediately prior to the consolidation, merger or amalgamation receive less than 50% of the voting rights attaching to the outstanding voting shares of the consolidated, merged or amalgamated corporation or any parent entity, or

(iii) the completion of a sale whereby all or substantially all of the Corporation's undertakings and assets become the property of any other entity and the voting shareholders of the Corporation immediately prior to that sale hold less than 50% of the voting rights attaching to the outstanding voting securities of that other entity immediately following that sale;

(k)_____"Clawback Policy" means the clawback policy of the Corporation as determined by the Board, and as it may be amended, replaced, or restated from time to time;

(l)_____~~(k)~~ "Code" means the U.S. Internal Revenue Code of 1986, as amended;

(m)____~~(l)~~ "Common Shares" means the common shares of the Corporation;

(n)_____~~(m)~~ "Consultant" means an individual (other than an employee or a director of the Corporation) ~~or company that is not a U.S. Person~~ that:

(A) is engaged to provide on an ongoing bona fide basis, consulting, technical, management or other services to the Corporation or to an Affiliate of the Corporation, other than;

(B)____such services are not provided in relation to an offer or sale of securities of the Corporation in a capital-raising transaction, ~~or services that~~and do not promote or maintain a market for the Corporation's securities; without limiting the foregoing, consultants providing investor relations services are not Consultants or Eligible Persons under the Plan;

(C)____~~(B)~~ provides the services under a written contract between the Corporation or the Affiliate and the individual or the company, as the case may be;

(D)____~~(C)~~ in the reasonable opinion of the Corporation, spends or will spend a significant amount of time and attention on the affairs and business of the Corporation or an Affiliate of the Corporation; and

(E)____~~(D)~~ has a relationship with the Corporation or an Affiliate of the Corporation that enables the individual to be knowledgeable about the business and affairs of the Corporation;

(o)_____~~(n)~~ "Corporation" means Metalla Royalty & Streaming Ltd., a corporation existing under the Canada Business Corporations Act and the successors thereof;

(p)_____~~(o)~~ "Discounted Market Price" means the Market Price of the Common Shares, less a discount of up to 25% if the Market Price is $0.50 or less; up to 20% if the Market Price is between $2.00 and $0.51; and up to 15% if the Market Price is greater than $2.00;

(q)_____~~(p)~~ "Effective Date" means ~~November 6~~•, ~~2018~~2019;

(r)_____~~(q)~~ "Eligible Person" means:

(i) any officer or employee of the Corporation and/or any officer or employee of any Subsidiary of the Corporation and~~, solely for purposes of the grant of Options,~~ any director of the Corporation and/or any director of any Subsidiary of the Corporation; and

(ii) a Consultant;

(s)_____~~(r)~~ "Event of Termination" means an event whereby a Participant ceases to be an Eligible Person and shall be deemed to have occurred by the giving of any notice of termination of employment or service (whether voluntary or involuntary and whether with or without cause), retirement, or any cessation of employment or service for any reason whatsoever, including disability or death;

(t)_____~~(s)~~ "Exchange" means any stock exchange or quotation system in Canada where the Common Shares are listed on or through which the Common Shares are listed or quoted;

(u)_____~~(t)~~ "Grant Date" means the date on which a grant of Options is made to a Participant in accordance with section 5.1;

(v)_____~~(u)~~ "insider" has the meaning attributed to that term in the Securities Act (British Columbia);

(w)____~~(v)~~ "Insider Participant" means a Participant who is (i) an insider of the Corporation or any of its Subsidiaries, and (ii) an associate of any person who is an insider by virtue of (i);

~~(w)       "Investor Relations Activities" means any activities, by or on behalf of the Corporation or shareholder of the Corporation, that promote or reasonably could be expected to promote the purchase or sale of securities of the Corporation, but does not include:~~

~~(i)              the dissemination of information provided, or records prepared, in the ordinary course of business of the Corporation:~~

~~(A)              to promote the sale of products or services of the Corporation, or~~

~~(B)              to raise public awareness of the Corporation, that cannot reasonably be considered to promote the purchase or sale of securities of the Corporation;~~

~~(ii)              activities or communications necessary to comply with the requirements of:~~

~~(A)              applicable securities laws;~~

~~(B)              the by-laws, rules or other regulatory instruments of the Exchange or any other self-regulatory body or exchange having jurisdiction over the Corporation;~~

~~(iii)              communications by a publisher of, or writer for, a newspaper, magazine or business or financial publication, that is of general and regular paid circulation, distributed only to subscribers to it for value or to purchasers of it, if:~~

~~(A)              the communication is only through the newspaper, magazine or publication, and~~

~~(B)              the publisher or writer receives no commission or other consideration other than for acting in the capacity of publisher or writer; or~~

~~(iv)              activities or communications that may be otherwise specified by the Exchange.~~

(x)  "Market Price" means, as of any date, the closing price of the Common Shares on the Exchange for the last market trading day prior to the date of grant of the Option or if the Common Shares are not listed on a stock exchange, the Market Price shall be determined in good faith by the Administrators;

(y) "Market Value" means, on any date, the volume weighted average price of the Common Shares traded on the Exchange for the five (5) consecutive trading days prior to such date;

(z) "Offer" means a bona fide arm's length offer made to all holders of voting shares in the capital of the Corporation to purchase, directly or indirectly, voting shares in the capital of the Corporation;

(aa) "Option" means an option granted to an Eligible Person under the Plan to purchase Common Shares;

(bb) "Option Agreement" has the meaning ascribed to that term in section 3.2;

(cc) "Participant" means an Eligible Person selected by the Administrators to participate in the Plan in accordance with section 3.1 hereof;

(dd) "Payout Date" means the day on which the Corporation pays to a Participant the Market Value of the ~~RSUs~~Restricted Share Units that have become vested and payable;

(ee) "Plan" means this share compensation plan, as amended, replaced or restated from time to time;

(ff) "reserved for issuance" refers to Common Shares that may be issued in the future upon the vesting of Restricted Share Units which have been awarded and upon the exercise of Options which have been granted;

(gg) "Restricted Share Unit" means a right granted in accordance with section 4.1 hereof to receive one Common Share that becomes vested in accordance with section 4.3;

(hh) "Restricted Share Unit Agreement" has the meaning ascribed to that term in section 3.2;

(ii) "Restricted Share Unit Deferral Agreement" has the meaning ascribed to that term in section 4.5;

(jj) "Share Compensation Arrangement" means a stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Common Shares to directors, officers and employees of the Corporation and any of its Subsidiaries or to Consultants;

(kk) "Subsidiary" has the meaning ascribed thereto in the Securities Act (British Columbia) and "Subsidiaries" shall have a corresponding meaning;

(ll) "United States" means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

(mm) "U.S. Participant" means a Participant who is a citizen of the United States or a resident of the United States, as defined in section 7701(a)(30)(A) and section 7701(b)(1) of the Code and any other Participant who is subject to tax under the Code with respect to compensatory awards granted pursuant to the Plan;

(nn) "U.S. Person" means a "U.S. person", as such term is defined in Regulation S under the 1933 Act; and

(oo) "Withholding Obligations" has the meaning ascribed to that term in section 4.6.

1.2 Headings: The headings of all articles, sections, and paragraphs in the Plan are inserted for convenience of reference only and shall not affect the construction or interpretation of the Plan.

1.3 Context, Construction: Whenever the singular or masculine are used in the Plan, the same shall be construed as being the plural or feminine or neuter or vice versa where the context so requires.

1.4 References to this Plan: The words "hereto", "herein", "hereby", "hereunder", "hereof" and similar expressions mean or refer to the Plan as a whole and not to any particular article, section, paragraph or other part hereof.

1.5 Currency: All references in this Plan or in any agreement entered into under this Plan to "dollars", "$" or lawful currency shall be references to Canadian dollars, unless the context otherwise requires.

2. PURPOSE AND ADMINISTRATION OF THE PLAN

2.1 Purpose: The purpose of the Plan is to advance the interests of the Corporation and its Subsidiaries, and its shareholders by: (i) ensuring that the interests of Eligible Persons are aligned with the success of the Corporation and its Subsidiaries; (ii) encouraging stock ownership by Eligible Persons; and (iii) providing compensation opportunities to attract, retain and motivate Eligible Persons.

2.2 Common Shares Subject to the Plan:

(a) The total number of Common Shares reserved and available for grant and issuance pursuant to this Plan shall not exceed 10% of the issued and outstanding Common Shares from time to time (together with those Common Shares issuable pursuant to any other Share Compensation Arrangement, including the Restricted Share Units that may be awarded under section 4);

(b) The number of Common Shares issuable under the Plan to any one Participant (together with those Common Shares issuable pursuant to any other Share Compensation Arrangement) in a 12 month period shall not exceed 5% of the issued and outstanding Common Shares from time to time;

(c) The number of Common Shares issuable under the Plan to Insider Participants (together with those Common Shares issuable pursuant to any other Share Compensation Arrangement) shall not, at any time, exceed 10% of the issued and outstanding Common Shares; and

(d) The number of Common Shares issuable under the Plan to any one Consultant within a 12 month period (together with those Common Shares that are issued pursuant to any other Share Compensation Arrangement) shall not, at any time, exceed 2% of the issued and outstanding Common Shares;

~~(e)        The number of Common Shares issuable under the Plan within a 12 month period to all Eligible Persons retained to provide Investor Relations Activities (together with those Common Shares that are issued pursuant to any other Share Compensation Arrangement) shall not, at any time, exceed 2% of the issued and outstanding Common Shares; provided, that Options granted to any and all Eligible Persons providing Investor Relations Activities must vest in stages over a period of not less than 12 months with no more than ¼ of the Options vesting in any three month period; and~~

~~(f)         The aggregate sales price (meaning the sum of all cash, property, notes, cancellation of debt, or other consideration received or to be received by the Corporation for the sale of the securities) or amount of Common Shares issued during any consecutive 12-month period will not exceed the greatest of the following: (i) U.S.$1,000,000; (ii) 15% of the total assets of the Corporation, measured at the Corporation's most recent balance sheet date; or (iii) 15% of the outstanding amount of the Common Shares of the Corporation, measured at the Corporation's most recent balance sheet date.~~

2.3 Administration of the Plan: The Plan shall be administered by the Administrators, through the recommendation of the Compensation Committee of the Board. Subject to any limitations of the Plan, the Administrators shall have the power and authority to:

(a) adopt rules and regulations for implementing the Plan;

(b) determine the eligibility of persons to participate in the Plan, when Restricted Share Units and Options to Eligible Persons shall be awarded or granted, the number of Restricted Share Units and Options to be awarded or granted, the vesting criteria for each award of Restricted Share Units and the vesting period for each grant of Options;

(c) interpret and construe the provisions of the Plan and any agreement or instrument under the Plan;

(d) subject to regulatory requirements, make exceptions to the Plan in circumstances which they determine to be exceptional;

(e) require that any Participant provide certain representations, warranties and certifications to the Corporation to satisfy the requirements of applicable laws, including without limitation, if applicable, exemptions from the registration requirements of the 1933 Act and applicable state securities laws; and

(f) make all other determinations and take all other actions as they determine to be necessary or desirable to implement, administer and give effect to the Plan.

3. ELIGIBILITY AND PARTICIPATION IN PLAN

3.1 The Plan and Participation: The Plan is hereby established for Eligible Persons. Restricted Share Units may be awarded and Options may be granted to any Eligible Person as determined by the Administrators in accordance with the provisions hereof. The Corporation and each Participant acknowledge that they are responsible for ensuring and confirming that such Participant is a bona fide Eligible Person entitled to receive Options or Restricted Share Units, as the case may be.

3.2 Agreements: All Restricted Share Units awarded hereunder shall be evidenced by a restricted share unit agreement ("Restricted Share Unit Agreement") between the Corporation and the Participant, substantially in the form set out in Exhibit A or in such other form as the Administrators may approve from time to time. All Options granted hereunder shall be evidenced by an option agreement ("Option Agreement") between the Corporation and the Participant, substantially in the form as set out in Exhibit B or in such other form as the Administrators may approve from time to time.

4. AWARD OF RESTRICTED SHARE UNITS

4.1 Award of Restricted Share Units: Subject to section 2.2, the total number of Restricted Share Units that may be awarded pursuant to this section shall not exceed 1,770,806 Restricted Share Units (together with those Restricted Share Units issuable pursuant to any other Share Compensation Arrangement).

The Administrators may, at any time and from time to time, award Restricted Share Units to Eligible Persons. In awarding any Restricted Share Units, the Administrators shall determine:

(a) to whom Restricted Share Units pursuant to the Plan will be awarded;

(b) the number of Restricted Share Units to be awarded and credited to each Participant's Account;

(c) the Award Date; and

(d) subject to section 4.3 hereof, the applicable vesting criteria.

Upon the award of Restricted Share Units, the number of Restricted Share Units awarded to a Participant shall be credited to the Participant's Account effective as of the Award Date.

4.2 Restricted Share Unit Agreement: Upon the award of each Restricted Share Unit to a Participant, a Restricted Share Unit Agreement shall be delivered by the Administrators to the Participant.

4.3 Vesting:

(a) Subject to subsections (c) and (d) below, at the time of the award of Restricted Share Units, the Administrators shall determine in their sole discretion the vesting criteria applicable to such Restricted Share Units.

(b) For greater certainty, the vesting of Restricted Share Units may be determined by the Administrators to include criteria such as performance vesting, in which the number of Common Shares to be delivered to a Participant for each Restricted Share Unit that vests may fluctuate based upon the Corporation's performance and/or the market price of the Common Shares, in such manner as determined by the Administrators in their sole discretion.

(c) Each Restricted Share Unit shall be subject to vesting in accordance with the terms set out in the Restricted Share Unit Agreement.

(d) Notwithstanding anything to the contrary in this Plan, all vesting and issuances or payments, as applicable, in respect of a Restricted Share Unit shall be completed no later than December 15 of the third calendar year commencing after the Award Date for such Restricted Share Unit.

4.4 Blackout Periods: Should the date of vesting of a Restricted Share Unit fall within a Blackout Period or within nine Business Days following the expiration of a Blackout Period, such date of vesting shall be automatically extended without any further act or formality to that date which is the tenth Business Day after the end of the Blackout Period, such tenth Business Day to be considered the date of vesting for such Restricted Share Unit for all purposes under the Plan. Notwithstanding section 6.4 hereof, the ten Business Day period referred to in this section 4.4 may not be extended by the Board.

4.5 Vesting and Settlement: As soon as practicable after the relevant date of vesting of any Restricted Share Units awarded under the Plan and with respect to a U.S. Participant, no later than 60 days thereafter, but subject to subsection 4.3(d), a Participant shall be entitled to receive and the Corporation shall issue or pay (at its discretion):

(a) a lump sum payment in cash equal to the number of vested Restricted Share Units recorded in the Participant's Account multiplied by the Market Value of a Common Share on the Payout Date;

(b) the number of Common Shares required to be issued to a Participant upon the vesting of such Participant's Restricted Share Units in the Participant's Account, duly issued as fully paid and non-assessable shares and such Participant shall be registered on the books of the Corporation as the holder of the appropriate number of Common Shares; or

(c) any combination of the foregoing.

Notwithstanding the foregoing, the Administrators may permit a U.S. Participant to defer the payment of shares following the vesting of Restricted Share Units, provided that such deferral is made pursuant to a written deferral election form (the "Restricted Share Unit Deferral Agreement") between the Corporation and the U.S. Participant that complies with the requirements of Section 409A of the Code, substantially in the form as set out in Exhibit D or in such other form as the Administrators may approve from time to time.

4.6 Taxes and Source Deductions: the Corporation or an affiliate of the Corporation may take such reasonable steps for the deduction and withholding of any taxes and other required source deductions which the Corporation or the affiliate, as the case may be, is required by any law or regulation of any governmental authority whatsoever to remit in connection with this Plan, any Restricted Share Units or any issuance of Common Shares ("Withholding Obligations"). Without limiting the generality of the foregoing, the Corporation may, at its discretion: (i) deduct and withhold those amounts it is required to remit pursuant to the Withholding Obligations from any cash remuneration or other amount payable to the Participant, whether or not related to the Plan, the vesting of any Restricted Share Units or the issue of any Common Shares; (ii) allow the Participant to make a cash payment to the Corporation equal to the amount required to be remitted, pursuant to the Withholding Obligations, which amount shall be remitted by the Corporation to the appropriate governmental authority for the account of the Participant; or (iii) settle a portion of vested Restricted Share Units of a Participant in cash equal to the amount the Corporation is required to remit, pursuant to the Withholding Obligations, which amount shall be remitted by the Corporation to the appropriate governmental authority for the account of the Participant. Where the Corporation considers that the steps undertaken in connection with the foregoing result in inadequate withholding or a late remittance of taxes, the delivery of any Common Shares to be issued to a Participant on vesting of any Restricted Share Units may be made conditional upon the Participant (or other person) reimbursing or compensating the Corporation or making arrangements satisfactory to the Corporation for the payment to it in a timely manner of all taxes required to be remitted, pursuant to the Withholding Obligations, for the account of the Participant.

4.7 Rights Upon an Event of Termination:

(a) If an Event of Termination has occurred in respect of any Participant, any and all Common Shares corresponding to any vested Restricted Share Units in the Participant's Account shall be issued as soon as practicable after the Event of Termination to the former Participant in accordance with section 4.5 hereof. With respect to each Restricted Share Unit of a U.S. Participant, such Restricted Share Unit will be settled and shares issued as soon as practicable following the date of vesting of such Restricted Share Unit as set forth in the applicable Restricted Share Unit Agreement, but in all cases within 60 days following such date of vesting or as otherwise specified in the applicable Restricted Share Unit Deferral Agreement.

(b) If an Event of Termination has occurred in respect of any Participant, any unvested Restricted Share Units in the Participant's Account shall, unless otherwise determined by the Administrators in their discretion, forthwith and automatically be forfeited by the Participant and cancelled. With respect to any Restricted Share Unit of a U.S. Participant, if the Administrators determine, in their discretion, to waive vesting conditions applicable to a Restricted Share Unit that is unvested at the time of an Event of Termination, such Restricted Share Unit shall not be forfeited or cancelled, but instead will be deemed to be vested and settled and shares delivered following the date of vesting of such Restricted Share Unit as set forth in the applicable Restricted Share Unit Agreement or as otherwise specified in the applicable Restricted Share Unit Deferral Agreement.

(c) Notwithstanding the foregoing subsection 4.7(b), if a Participant retires in accordance with the Corporation's retirement policy, at such time, any unvested performance-based Restricted Share Units in the Participant's Account shall not be forfeited by the Participant or cancelled and instead shall be eligible to become vested in accordance with the vesting conditions set forth in the applicable Restricted Share Unit Agreement after such retirement (as if retirement had not occurred) or as otherwise specified in the applicable Restricted Share Unit Deferral Agreement, but only if the performance vesting criteria, if any, are met on the applicable date.

(d) For greater certainty, if a Participant's employment is terminated for just cause, each unvested Restricted Share Unit in the Participant's Account shall forthwith and automatically be forfeited by the Participant and cancelled.

(e) For the purposes of this Plan and all matters relating to the Restricted Share Units, the date of the Event of Termination shall be determined without regard to any applicable severance or termination pay, damages, or any claim thereto (whether express, implied, contractual, statutory, or at common law).

4.8 Restricted Share Unit Accounts: A separate notional account for Restricted Share Units shall be maintained for each Participant (an "Account"). Each Account will be credited with Restricted Share Units awarded to the Participant from time to time pursuant to section 4.1 hereof by way of a bookkeeping entry in the books of the Corporation. On the vesting of the Restricted Share Units pursuant to section 4.3 hereof and the corresponding issuance of Common Shares to the Participant pursuant to section 4.5 hereof, or on the forfeiture and cancellation of the Restricted Share Units pursuant to section 4.7 hereof, the applicable Restricted Share Units credited to the Participant's Account will be cancelled.

4.9 Record Keeping: the Corporation shall maintain records in which shall be recorded:

(a) the name and address of each Participant;

(b) the number of Restricted Share Units credited to each Participant's Account;

(c) any and all adjustments made to Restricted Share Units recorded in each Participant's Account; and

(d) any other information which the Corporation considers appropriate to record in such records.

5. GRANT OF OPTIONS

5.1 Grant of Options: Subject to section 2.2, the total number of Common Shares reserved and available for grant pursuant to this section on exercise of Options (together with those Common Shares issuable pursuant to any other Share Compensation Arrangement) shall not exceed 10% of the number of issued and outstanding Common Shares from time to time.

The Administrators may at any time and from time to time grant Options to Eligible Persons. In granting any Options, the Administrators shall determine:

(a) to whom Options pursuant to the Plan will be granted;

(b) the number of Options to be granted, the Grant Date and the exercise price of each Option;

(c) the expiration date of each Option; and

(d) subject to section 5.3 hereof, the applicable vesting criteria,

provided, however that the exercise price for a Common Share pursuant to any Option shall not be less than the Discounted Market Price on the Grant Date in respect of that Option, and with respect to Options granted to U.S. Participants, the exercise price shall not be less than the closing price of the Common Shares on any exchange in Canada where Common Shares are listed on the last trading day prior to the Grant Date.

5.2 Option Agreement: Upon each grant of Options to a Participant, an Option Agreement shall be delivered by the Administrators to the Participant.

5.3 Vesting:

~~(a)          Subject to subsection 2.2(e) above with respect to grants to Eligible Persons providing Investor Relations Activities, at the time of the grant of any Options, the Administrators shall determine, in accordance with minimum vesting requirements of the Exchange, the vesting criteria applicable to such Options.~~

~~(b)~~ The Administrators may determine when any Option will become exercisable and may determine that Options shall be exercisable in instalments or pursuant to a vesting schedule.  The Option Agreement will disclose any vesting conditions prescribed by the Administrators.

5.4 Term of Option/Blackout Periods: The term of each Option shall be determined by the Administrators; provided that no Option shall be exercisable after ten years from the Grant Date. Should the term of an Option expire on a date that falls within a Blackout Period or within nine Business Days following the expiration of a Blackout Period, such expiration date shall be automatically extended without any further act or formality to that date which is the tenth Business Day after the end of the Blackout Period, such tenth Business Day to be considered the expiration date for such Option for all purposes under the Plan. Notwithstanding section 6.4 hereof, the ten Business Day period referred to in this section 5.4 may not be extended by the Board.

5.5 Exercise of Option:

Options that have vested in accordance with the provisions of this Plan and the applicable Option Agreement may be exercised at any time, or from time to time, during their term and subject to the provisions of ~~Section~~section 5.9 hereof as to any number of whole Common Shares that are then available for purchase thereunder; provided that no partial exercise may be for less than 100 whole Common Shares. Options may be exercised by delivery of a written notice of exercise to the Administrators, substantially in the form attached to this Plan as Exhibit C, with respect to the Options, or by any other form or method of exercise acceptable to the Administrators.

5.6 Payment and Issuance: ~~(a)~~ Upon actual receipt by the Corporation or its agent of the materials required by subsection 5.5 and receipt by the Corporation of a cheque or other form of acceptable payment for the aggregate exercise price, the number of Common Shares in respect of which the Options are exercised will be issued as fully paid and non-assessable shares and the Participant exercising the Options shall be registered on the books of the Corporation as the holder of the appropriate number of Common Shares. No person or entity shall enjoy any part of the rights or privileges of a holder of Common Shares which are subject to Options until that person or entity becomes the holder of record of those Common Shares. No Common Shares will be issued by the Corporation prior to the receipt of payment by the Corporation for the aggregate exercise price for the Options being exercised.

5.7____~~(b)~~ Cashless Exercise: Without limiting the foregoing section 5.6, ~~and~~ unless otherwise determined by the Administrators or not compliant with any applicable laws, or rules of any applicable securities exchange or market, a Participant may elect a cashless exercise in a notice of exercise in accordance with the following:  (i) cashless exercise of Options shall only be available to a Participant who ~~was granted and is exercising such Options outside the United States as a non-U.S. Person in compliance with Regulation S under the 1933 Act at a time when the Common Shares are listed and posted for trading on a stock exchange or market in Canada that permits cashless exercise, the Participant~~ intends to immediately sell the Common Shares issuable upon exercise of such Options in Canada and the proceeds of sale will be sufficient to satisfy the exercise price of the Options, and (ii) if an eligible Participant elects to exercise the Options through cashless exercise and complies with any relevant protocols approved by the Administrators, a sufficient number of the Common Shares issued upon exercise of the Options will be sold in Canada by a designated broker on behalf of the Participant to satisfy the exercise price of the Options, the exercise price of the Options will be delivered to the Corporation and the Participant will receive only the remaining unsold Common Shares from the exercise of the Options and the net proceeds of the sale after deducting the exercise price of the Options, applicable taxes and any applicable fees and commissions, all as determined by the Administrators from time to time. The Corporation shall not deliver the Common Shares issuable upon a cashless exercise of Options until receipt of the exercise price therefor, whether by a designated broker selling the Common Shares issuable upon exercise of such Options through a short position or such other method determined by the Administrators in compliance with applicable laws.

~~5.7         Cashless Exercise: Provided that the Common Shares are listed and posted for trading on a stock exchange or market that permits cashless exercise, a Participant may elect a cashless exercise in a notice of exercise, which election will result in all of the Common Shares issuable on the exercise being sold. In such case, the Participant will not be required to deliver to the Administrators a cheque or other form of payment for the aggregate exercise price referred to above.  Instead the following provisions will apply:~~

~~(a)         The Participant will instruct a broker selected by the Participant to sell through the stock exchange or market on which the Common Shares are listed or quoted, the Common Shares issuable on the exercise of Options, as soon as possible upon the issue of such Common Shares to the Participant at the then applicable bid price of the Common Shares.~~

~~(b)         Before the relevant trade date, the Participant will deliver the exercise notice including details of the trades to the Corporation electing the cashless exercise and the Corporation will direct its registrar and transfer agent to issue a certificate for such Participant's Common Shares in the name of the broker (or as the broker may otherwise direct) for the number of Common Shares issued on the exercise of the Options, against payment by the broker to the Corporation of (i) the exercise price for such Common Shares; and (ii) the amount the Corporation determines, in its discretion, is required to satisfy the Corporation withholding tax and source deduction remittance obligations in respect of the exercise of the Options and issuance of Common Shares.~~

~~(c)          The broker will deliver to the Participant the remaining proceeds of sale, net of any brokerage commission or other expenses.~~ For greater certainty in this ~~Section~~section 5.7, the Participant acknowledges that the TSX Venture Exchange does not permit cashless exercise.

5.8 Taxes and Source Deductions: The Corporation or an affiliate of the Corporation may take such reasonable steps for the deduction and withholding of any taxes and other required source deductions which the Corporation or the affiliate, as the case may be, is required by any law or regulation of any governmental authority whatsoever to remit pursuant to the Withholding Obligations in connection with this Plan, any Options or any issuance of Common Shares. Without limiting the generality of the foregoing, the Corporation may, at its discretion: (i) deduct and withhold those amounts it is required to remit, pursuant to the Withholding Obligations, from any cash remuneration or other amount payable to the Participant, whether or not related to the Plan, the exercise of any Options or the issue of any Common Shares; or (ii) allow the Participant to make a cash payment to the Corporation equal to the amount required to be remitted, pursuant to the Withholding Obligations, which amount shall be remitted by the Corporation to the appropriate governmental authority for the account of the Participant. Where the Corporation considers that the steps undertaken in connection with the foregoing result in inadequate withholding or a late remittance of taxes, the delivery of any Common Shares to be issued to a Participant on the exercise of Options may be made conditional upon the Participant (or other person) reimbursing or compensating the Corporation or making arrangements satisfactory to the Corporation for the payment in a timely manner of all taxes required to be remitted, pursuant to the Withholding Obligations, for the account of the Participant.

5.9 Rights Upon an Event of Termination:

(a) If an Event of Termination has occurred in respect of a Participant, any unvested Options, to the extent not available for exercise as of the date of the Event of Termination, shall, unless otherwise determined by the Administrators in their discretion, forthwith and automatically be cancelled, terminated and not available for exercise without further consideration or payment to the Participant.

(b) Except as otherwise stated herein or otherwise determined by the Administrators in their discretion (provided such determination does not exceed a maximum of one year), upon the occurrence of an Event of Termination in respect of a Participant, any vested Options granted to the Participant that are available for exercise may be exercised only before the earlier of:

(i) the expiry of the Option; and

(ii) six months after the date of the Event of Termination.

(c) Notwithstanding the foregoing subsections 5.9(a) and (b), if a Participant's employment is terminated for just cause, each Option held by the Participant, whether or not then exercisable, shall forthwith and automatically be cancelled and may not be exercised by the Participant.

(d) For the purposes of this Plan and all matters relating to the Options, the date of the Event of Termination shall be determined without regard to any applicable severance or termination pay, damages, or any claim thereto (whether express, implied, contractual, statutory, or at common law).

5.10 Record Keeping: The Corporation shall maintain an Option register in which shall be recorded:

(a) the name and address of each holder of Options;

(b) the number of Common Shares subject to Options granted to each holder of Options;

(c) the term of the Option and exercise price, including adjustments for each Option granted; and

(d) any other information which the Corporation considers appropriate to record in such register.

6. GENERAL

6.1 Effective Date of Plan: The Plan shall be effective as of the Effective Date.

6.2 Change of Control: If there is a Change of Control transaction then, notwithstanding any other provision of this Plan except subsection 4.3(d) which will continue to apply in all circumstances, the Administrators may, in their sole discretion, determine that any or all unvested Restricted Share Units and any or all Options (whether or not currently exercisable) shall vest or become exercisable, as applicable, at such time and in such manner as may be determined by the Administrators in their sole discretion such that Participants under the Plan shall be able to participate in the Change of Control transaction, including, at the election of the holder thereof, by surrendering such Restricted Share Units and Options to the Corporation or a third party or exchanging such Restricted Share Units or Options, for consideration in the form of cash and/or securities, to be determined by the Administrators in their sole discretion. Notwithstanding the foregoing, with respect to Options of U.S. Participants, any exchange, substitution or amendment of such Options will occur only to the extent and in a manner that will not result in the imposition of taxes under Section 409A of the Code, and with respect to Restricted Share Units of U.S. Participants, any surrender or other modification of Restricted Share Units will occur only to the extent such surrender or other modification will not result in the imposition of taxes under Section 409A of the Code.

6.3 Reorganization Adjustments:

(a) In the event of any declaration by the Corporation of any stock dividend payable in securities (other than a dividend which may be paid in cash or in securities at the option of the holder of Common Shares), or any subdivision or consolidation of Common Shares, reclassification or conversion of Common Shares, or any combination or exchange of securities, merger, consolidation, recapitalization, amalgamation, plan of arrangement, reorganization, spin off involving the Corporation, distribution (other than normal course cash dividends) of company assets to holders of Common Shares, or any other corporate transaction or event involving the Corporation or the Common Shares, the Administrators, in the Administrators' sole discretion, may, subject to any relevant resolutions of the Board, and without liability to any person, make such changes or adjustments, if any, as the Administrators consider fair or equitable, in such manner as the Administrators may determine, to reflect such change or event including, without limitation, adjusting the number of Options and Restricted Share Units outstanding under this Plan, the type and number of securities or other property to be received upon exercise or redemption thereof, and the exercise price of Options outstanding under this Plan, provided that the value of any Option or Restricted Share Unit immediately after such an adjustment, as determined by the Administrators, shall not exceed the value of such Option or Restricted Share Unit prior thereto, as determined by the Administrators.

(b) Notwithstanding the foregoing, with respect to Options and Restricted Share Units of U.S. Participants, such changes or adjustments will be made in a manner so as to not result in the imposition of taxes under Section 409A of the Code and will comply with the requirements in subsection 4.3(d).

(c) The Corporation shall give notice to each Participant in the manner determined, specified or approved by the Administrators of any change or adjustment made pursuant to this section and, upon such notice, such adjustment shall be conclusive and binding for all purposes.

(d) The Administrators may from time to time adopt rules, regulations, policies, guidelines or conditions with respect to the exercise of the power or authority to make changes or adjustments pursuant to section 6.2 or section 6.3(a). The Administrators, in making any determination with respect to changes or adjustments pursuant to section 6.2 or section 6.3(a) shall be entitled to impose such conditions as the Administrators consider or determine necessary in the circumstances, including conditions with respect to satisfaction or payment of all applicable taxes (including, but not limited to, withholding taxes).

6.4 Amendment or Termination of Plan:

The Board may amend this Plan or any Restricted Share Unit or any Option at any time without the consent of Participants provided that such amendment shall:

(a) not adversely alter or impair any Restricted Share Unit previously awarded or any Option previously granted except as permitted by the provisions of section 6.3 hereof, and, with respect to Restricted Share Units and Options of U.S. Participants, such amendment will not result in the imposition of taxes under Section 409A;

(b) be subject to any regulatory approvals including, where required, the approval of the Exchange; and

(c) be subject to shareholder approval, where required by the requirements of the Exchange, provided that shareholder approval shall not be required for the following amendments:

(i) amendments of a "housekeeping nature", including any amendment to the Plan or a Restricted Share Unit or Option that is necessary to comply with applicable laws, tax or accounting provisions or the requirements of any regulatory authority or stock exchange and any amendment to the Plan or a Restricted Share Unit or Option to correct or rectify any ambiguity, defective provision, error or omission therein, including any amendment to any definitions therein;

(ii) amendments that are necessary or desirable for Restricted Share Units or Options to qualify for favourable treatment under any applicable tax law;

(iii) a change to the vesting provisions of any Restricted Share Unit or any Option (including any alteration, extension or acceleration thereof);

(iv) a change to the termination provisions of any Option or Restricted Share Units (for example, relating to termination of employment, resignation, retirement or death) that does not entail an extension beyond the original expiration date (as such date may be extended by virtue of section 5.4);

(v) the introduction of features to the Plan that would permit the Corporation to, instead of issuing Common Shares from treasury upon the vesting of the Restricted Share Units, retain a broker and make payments for the benefit of Participants to such broker who would purchase Common Shares in the open market for such Participants;

(vi) the amendment of this Plan as it relates to making lump sum payments to Participants upon the vesting of the Restricted Share Units;

(vii) the amendment of the cashless exercise feature set out in this Plan; and

(viii) change the application of section 6.3 hereof (Reorganization Adjustments) and section 6.2 (Change of Control), and

(d) be subject to disinterested shareholder approval in the event of any reduction in the exercise price of any Option granted under the Plan to an Insider Participant.

For greater certainty, shareholder approval shall be required in circumstances where an amendment to the Plan would:

(a) change from a fixed maximum percentage of issued and outstanding Common Shares to a fixed maximum number of Common Shares;

(b) increase the limits in section 2.2;

(c) reduce the exercise price of any Option (including any cancellation of an Option for the purpose of reissuance of a new Option at a lower exercise price to the same person);

(d) extend the term of any Option beyond the original term (except if such period is being extended by virtue of section 5.4 hereof); or

(e) amend this section 6.4.

6.5 Termination: The Administrators may terminate this Plan at any time in their absolute discretion. If the Plan is so terminated, no further Restricted Share Units shall be awarded and no further Options shall be granted, but the Restricted Shares Units then outstanding and credited to Participants' Accounts and the Options then outstanding shall continue in full force and effect in accordance with the provisions of this Plan. Any termination of this Plan shall occur in a manner that will not result in the imposition of taxes on a U.S. Participant under Section 409A.

6.6 Transferability: A Participant shall not be entitled to transfer, assign, charge, pledge or hypothecate, or otherwise alienate, whether by operation of law or otherwise, the Participant's Restricted Share Units or Options or any rights the Participant has under the Plan.

6.7 Rights as a Shareholder: Under no circumstances shall the Restricted Share Units or Options be considered Common Shares nor shall they entitle any Participant to exercise voting rights or any other rights attaching to the ownership of Common Shares (including, but not limited to, the right to dividend equivalent payments).

6.8 Credits for Dividends: Unless otherwise determined by the Administrators, whenever cash or other dividends are paid on Common Shares, additional Restricted Share Units will be automatically granted to each Participant who holds Restricted Share Units on the record date for such dividends.  The number of such Restricted Share Units (rounded to the nearest whole Restricted Share Units) to be credited to such Participant as of the date on which the dividend is paid on the Common Shares shall be an amount equal to the quotient obtained when (i) the aggregate value of the cash or other dividends that would have been paid to such Participant if the Participant's Restricted Share Units as of the record date for the dividend had been Common Shares, is divided by (ii) the Market Value of the Common Shares as of the date on which the dividend is paid on the Common Shares. Restricted Share Units granted to a Participant shall be subject to the same vesting conditions (time and performance (as applicable)) as the Restricted Share Units to which they relate.

6.9 No Effect on Employment, Rights or Benefits:

(a) The terms of employment shall not be affected by participation in the Plan.

(b) Nothing contained in the Plan shall confer or be deemed to confer upon any Participant the right to continue as a director, officer, employee or Consultant nor interfere or be deemed to interfere in any way with any right of the Corporation, the Board or the shareholders of the Corporation to remove any Participant from the Board or of the Corporation or any Subsidiary to terminate any Participant's employment or agreement with a Consultant at any time for any reason whatsoever.

(c) Under no circumstances shall any person who is or has at any time been a Participant be able to claim from the Corporation or any Subsidiary any sum or other benefit to compensate for the loss of any rights or benefits under or in connection with this Plan or by reason of participation in this Plan.

6.10 Market Value of Common Shares: The Corporation makes no representation or warranty as to the future market value of any Common Shares. No Participant shall be entitled, either immediately or in the future, either absolutely or contingently, to receive or obtain any amount or benefit granted to or to be granted for the purpose of reducing the impact, in whole or in part, of any reduction in the market value of the shares of the Corporation or a corporation related thereto.

6.11 Compliance with Applicable Law:

(a) If any provision of the Plan contravenes any law or any order, policy, by-law or regulation of any regulatory body having jurisdiction, then such provision shall be deemed to be amended to the extent necessary to bring such provision into compliance therewith. Notwithstanding the foregoing, the Corporation shall have no obligation to register any securities provided for in this Plan under the 1933 Act.

(b) The award of Restricted Share Units, the grant of Options and the issuance of Common Shares under this Plan shall be carried out in compliance with applicable statutes and with the regulations of governmental authorities and ~~the Exchange~~any applicable stock exchange. If the Administrators determine in their discretion that, in order to comply with any such statutes or regulations, certain action is necessary or desirable as a condition of or in connection with the award of a Restricted Share Unit, the grant of an Option or the issue of a Common Share upon the vesting of a Restricted Share Unit or exercise of an Option, as applicable, that Restricted Share Unit may not vest in whole or in part and that Option may not be exercised in whole or in part, as applicable, unless that action shall have been completed in a manner satisfactory to the Administrators. In addition, unless the Restricted Share Units, the Options and the Common Shares issuable pursuant to the Restricted Share Units and Options, as applicable, have been registered under the 1933 Act and any applicable U.S. state securities laws, all rights of a Participant under this Plan shall be subject to and conditioned upon the availability of exemptions or exclusions from the registration requirements of the 1933 Act and any applicable U.S. state securities laws, as determined by the Corporation in its sole discretion. ~~Any Restricted Share Units or Options granted or issued to a person in the United States or a U.S. Person, as well as the issue of Common Shares pursuant thereto, will result in any certificate representing such securities bearing a United States restrictive legend restricting transfer of such securities under United States federal and state securities laws.~~

(c) If the Common Shares are listed on the TSX Venture Exchange and the award of Restricted Share Units or grant of Options and the issuance of Common Shares under this Plan is made to a director, officer, promoter or other insider of the Corporation, and unless the respective award, grant or issuance or is qualified by prospectus, or issued under a securities take-over bid, rights offering, amalgamation, or other statutory procedure, then the Restricted Share Unit Agreement or Option Agreement will bear an Exchange Hold Period, and the following legend will be inserted onto the first page of the Restricted Share Unit Agreement or Option Agreement:

"WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS AGREEMENT AND ANY SECURITIES ISSUED UPON EXERCISE THEREOF MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL _______________, 20_____ [i.e., four months and one day after the date of grant].

6.12 Governing Law: This Plan shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein, and with respect to U.S. Participants, the Code.

6.13 Subject to Approval: The Plan is adopted subject to the approval of the Exchange and any other required regulatory approval. To the extent a provision of the Plan requires regulatory approval which is not received, such provision shall be severed from the remainder of the Plan until the approval is received and the remainder of the Plan shall remain in effect.

6.14 Special Terms and Conditions Applicable to U.S. Participants: Options issued to U.S. Participants are intended to be exempt from Section 409A of the Code pursuant to Treas. Reg. Section 1.409A-1(b)(5)(i)(A) and the Plan and such Options will be construed and administered accordingly. Options may be issued to U.S. Participants under the Plan only if the shares with respect to the Options qualify as "service recipient stock" as defined in Treas. Reg. Section 1.409A-1(b)(5)(E)(iii). Restricted Share Units awarded to U.S. Participants are intended to be compliant with Section 409A of the Code and such Restricted Share Units will be construed and administered accordingly. Any waiver or acceleration of vesting under the Plan or any Restricted Share Unit Agreement for a U.S. Participant may occur only to the extent that such acceleration or waiver will not result in the imposition of taxes under Section 409A of the Code.  Any payments made under this Plan or any Restricted Share Unit Agreement to a U.S. Participant as a result of a termination of employment that are deemed to be subject to Section 409A of the Code shall occur only if such termination constitutes a "separation from service" as defined in Treas. Reg. 1.409A-1(h).  Additionally, any payments resulting from a separation from service made to a U.S. Participant who is a "specified employee" as defined in Treas. Reg. 1.409A-1(i) shall be subject to the six month delay in payments required by Treas. Reg. 1.409A-1(3)(v) if such payments are deemed to be subject to Section 409A of the Code. Although the Corporation intends Options and Restricted Share Units granted to U.S. Participants to be exempt from or compliant with Section 409A, the Corporation makes no representation or guaranty as to the tax treatment of such Options and Restricted Share Units. Each U.S. Participant (and any beneficiary or the estate of the Participant, as applicable) is solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on or for the account of such U.S. Participant in connection with this Plan. Neither the Corporation nor any affiliate, nor any employee or director of the Corporation or an affiliate, shall have any obligation to indemnify or otherwise hold such U.S. Participant, beneficiary or estate harmless from any or all such taxes or penalties.

6.15 ~~Special Terms and Conditions Applicable to Participants in California: Participants in California should also refer to Addendum A to the Plan.~~Clawback Provision: Notwithstanding any other provision of this Plan, any Restricted Share Unit or Option issued, granted, or awarded to any Participant, and any Common Shares issued thereunder, and any amount received by any Participant with respect to any such Restricted Share Unit, Option, or Common Shares, shall be subject to cancellation, rescission, forfeiture, recovery, or other action in accordance with the terms of the Corporation's Clawback Policy. The Corporation will have a right to cancel, rescind, or otherwise recover from such Participant for the benefit of the Corporation, and such Participant will be required to forfeit or repay to the Corporation the amount determined by the Administrators in accordance with the Clawback Policy.

ADOPTED the ~~6th~~• day of ~~November~~•, ~~2018~~2019.

EXHIBIT A

~~THE RESTRICTED SHARE UNITS AND THE UNDERLYING COMMON SHARES HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "1933 ACT") OR ANY U.S. STATE SECURITIES LAWS, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO U.S. PERSONS UNLESS SUCH SECURITIES ARE REGISTERED UNDER THE 1933 ACT AND ALL APPLICABLE U.S. STATE SECURITIES LAWS, OR AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE 1933 ACT AND ALL APPLICABLE U.S. STATE SECURITIES LAWS ARE AVAILABLE. THE TERMS "UNITED STATES" AND "U.S. PERSON" ARE AS DEFINED IN REGULATION S UNDER THE 1933 ACT.~~

[Insert if required: WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS AGREEMENT AND ANY SECURITIES ISSUED UPON EXERCISE THEREOF MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL _______________, 20____ [FOUR MONTHS AND ONE DAY AFTER THE DATE OF GRANT].

RESTRICTED SHARE UNIT AGREEMENT

Notice is hereby given that, effective this ________ day of ________________, __________ (the "Restricted Share Grant Date") Metalla Royalty & Streaming Ltd. (the "Corporation") has granted to ___________________________________________ (the "Participant"), ______________ Restricted Share Units pursuant to the Corporation's Share Compensation Plan (the "Plan"), a copy of which has been provided to the Participant.

Restricted Share Units are subject to the following terms:

(a) Pursuant to the Plan and as compensation to the Participant, the Corporation hereby grants to the Participant, as of the Restricted Share Grant Date, the number of Restricted Share Units set forth above.

(b) The granting and vesting of the Restricted Share Units and the payment by the Corporation of any payout in respect of any Vested Restricted Share Units (as defined below) are subject to the terms and conditions of the Plan, all of which are incorporated into and form an integral part of this Restricted Share Unit Agreement.

(c) The Restricted Share Units shall become vested restricted share units (the "Vested Restricted Share Units") in accordance with the following schedule:

(i) • on the 6 month anniversary of the Restricted Share Grant Date;

(ii) • on the 12 month anniversary of the Restricted Share Grant Date;

(iii) • on the 18 month anniversary of the Restricted Share Grant Date; and

(iv) • on the 24 month anniversary of the Restricted Share Grant Date (each a "Vesting Date").

(d) As soon as reasonably practicable and no later than 60 days following the Vesting Date, or, if the Participant is not a U.S. Participant (as defined in the Plan), such later date mutually agreed to by the Corporation and the Participant, the Participant shall be entitled to receive, and the Corporation shall issue or provide, a payout with respect to those Vested Restricted Share Units in the Participant's Account to which the Vesting Date relates (each a "Payout Date"):

(i) a lump sum payment in cash equal to the number of vested Restricted Share Units recorded in the Participant's Account multiplied by the Market Value of a Common Share on the Payout Date;

(ii) the number of Common Shares required to be issued to a Participant upon the vesting of such Participant's Restricted Share Units in the Participant's Account, duly issued as fully paid and non-assessable shares and such Participant shall be registered on the books of the Corporation as the holder of the appropriate number of Common Shares; or

(iii) any combination of the foregoing.

subject to any applicable Withholding Obligations.

(e) The Participant acknowledges that:

(i) he or she has received and reviewed a copy of the Plan; and

(ii) the Restricted Share Units have been granted to the Participant under the Plan and are subject to all of the terms and conditions of the Plan to the same effect as if all of such terms and conditions were set forth in this Restricted Share Unit Agreement, including with respect to termination and forfeiture as set out in Section 4.7 of the Plan.

Notwithstanding anything to the contrary in this Restricted Share Unit Agreement:

(a)_____all vesting and issuances or payments, as applicable, in respect of a Restricted Share Unit evidenced hereby shall be completed no later than December 15 of the third calendar year commencing after the Restricted Share Grant Date; and

(b)_____any Restricted Share Unit issued, granted, or awarded to the Participant, and any shares issued thereunder, and any amount received by the Participant with respect to any such Restricted Share Unit or shares, shall be subject to cancellation, rescission, forfeiture, recovery, or other action in accordance with the terms of the clawback policy of the Corporation as it may be amended, replaced, or restated from time to time (the "Clawback Policy"). The Corporation will have a right to cancel, rescind, or otherwise recover from the Participant for the benefit of the Corporation, and the Participant will forfeit or repay to the Corporation the amount determined by the Administrators in accordance with the Clawback Policy. The Participant agrees and consents to the Corporation's application, implementation and enforcement of (a) the Clawback Policy or any similar policy established by the Corporation that may apply to the Participant and (b) any provision of applicable law relating to cancellation, rescission, forfeiture, recovery, or other action, and expressly agrees that the Corporation may take such actions as are necessary to effectuate the Clawback Policy, any similar policy (as applicable to the Participant) or applicable law without further consent or action being required by the Participant. To the extent that the terms of this Restricted Share Unit Agreement and the Clawback Policy or any similar policy conflict, then the terms of such policy shall prevail.

The grant of the Restricted Share Units evidenced hereby is made subject to the terms and conditions of the Plan. The Participant agrees that he/she may suffer tax consequences as a result of the grant of these Restricted Share Units and the vesting of the Restricted Share Units. The Participant acknowledges that he/she is not relying on the Corporation for any tax advice and has had an adequate opportunity to obtain advice of independent tax counsel.

~~The Participant represents and warrants to the Corporation that (i) under the terms and conditions of the Plan the Participant is a bona fide Eligible Person (as defined in the Plan) entitled to receive Restricted Share Units, and (ii) either (A) the Participant is not in the United States or a U.S. Person, nor is the Participant acquiring the Restricted Share Units for the benefit of a person in the United States or a U.S. Person, or (B) an exemption from the registration requirements of the 1933 Act and all applicable state securities laws is available and the Participant has provided evidence satisfactory to the Corporation to such effect. The Corporation may condition awards and elections under the Plan upon receiving from the undersigned such representations and warranties and such evidence of registration or exemption under the 1933 Act and all applicable U.S. state securities laws as is satisfactory to the Corporation, acting in its sole discretion.~~

In the event of any inconsistency between the terms of this Restricted Share Unit Agreement and the Plan, the terms of the Plan shall prevail unless otherwise determined in the Plan.

METALLA ROYALTY & STREAMING LTD.
______________________________________	______________________________________
Authorized Signatory	Signature of Participant

______________________________________ Name of Participant

EXHIBIT B

~~THE OPTIONS AND THE OPTIONED SHARES HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "1933 ACT") OR ANY U.S. STATE SECURITIES LAWS, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO U.S. PERSONS UNLESS SUCH SECURITIES ARE REGISTERED UNDER THE 1933 ACT AND ALL APPLICABLE U.S. STATE SECURITIES LAWS, OR AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE 1933 ACT AND ALL APPLICABLE U.S. STATE SECURITIES LAWS ARE AVAILABLE. THE TERMS "UNITED STATES" AND "U.S. PERSON" ARE AS DEFINED IN REGULATION S UNDER THE 1933 ACT.~~

[Insert if required: WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS AGREEMENT AND ANY SECURITIES ISSUED UPON EXERCISE THEREOF MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL _______________, 20____ [FOUR MONTHS AND ONE DAY AFTER THE DATE OF GRANT].

OPTION AGREEMENT

Notice is hereby given that, effective this ________ day of ________________, __________ (the "Effective Date") Metalla Royalty & Streaming Ltd. (the "Corporation") has granted to ___________________________________________ (the "Participant"), Options to acquire ______________ Common Shares (the "Optioned Shares") up to 4:30 p.m. Pacific Time on the __________ day of ____________________, __________ (the "Option Expiry Date") at an exercise price of Cdn$____________ per Optioned Share pursuant to the Corporation's Share Compensation Plan (the "Plan"), a copy of which is attached hereto.

Optioned Shares may be acquired as follows:

(a)_____~~(f)~~ [insert vesting provisions, if applicable]; and

(b)_____~~(g)~~ [insert hold period when required].

The grant of the Options evidenced hereby and the Option Expiry Date thereof, is made subject to the terms and conditions of the Plan. The Participant agrees that he/she may suffer tax consequences as a result of the grant of these Options, the exercise of the Options and the disposition of Optioned Shares. The Participant acknowledges that he/she is not relying on the Corporation for any tax advice and has had an adequate opportunity to obtain advice of independent tax counsel.

Notwithstanding anything to the contrary in this Option Agreement, any Option granted to the Participant, and any Optioned Shares issued thereunder, and any amount received by the Participant with respect to any such Option or Optioned Shares, shall be subject to cancellation, rescission, forfeiture, recovery, or other action in accordance with the terms of the clawback policy of the Corporation as it may be amended, replaced, or restated from time to time (the "Clawback Policy"). The Corporation will have a right to cancel, rescind, or otherwise recover from such Participant for the benefit of the Corporation, and such Participant will be required to forfeit or repay to the Corporation the amount determined by the Administrators in accordance with the Clawback Policy. The Participant agrees and consents to the Corporation's application, implementation and enforcement of (a) the Clawback Policy or any similar policy established by the Corporation that may apply to the Participant and (b) any provision of applicable law relating to cancellation, rescission, forfeiture, recovery, or other action, and expressly agrees that the Corporation may take such actions as are necessary to effectuate the Clawback Policy, any similar policy (as applicable to the Participant) or applicable law without further consent or action being required by the Participant. To the extent that the terms of this Option Agreement and the Clawback Policy or any similar policy conflict, then the terms of such policy shall prevail.

~~The Participant represents and warrants that (i) under the terms and conditions of the Plan the Participant is a bona fide Eligible Person (as defined in the Plan) entitled to receive Options, and (ii) either (A) the Participant is not in the United States or a U.S. Person, nor is the Participant acquiring the Options or any Optioned Shares for the benefit of a person in the United States or a U.S. Person, or (B) an exemption from the registration requirements of the 1933 Act and all applicable state securities laws is available and the Participant has provided evidence satisfactory to the Corporation to such effect. The Participant understands that the Options may not be exercised in the United States or by or on behalf of a U.S. Person unless the Options and the Option Shares have been registered under the 1933 Act or are exempt from registration thereunder. The Corporation may condition the exercise of the Options upon receiving from the Participant such representations and warranties and such evidence of registration or exemption under the 1933 Act and all applicable state securities laws as is satisfactory to the Corporation, acting in its sole discretion.~~

In the event of any inconsistency between the terms of this Option Agreement and the Plan, the terms of the Plan shall prevail.

METALLA ROYALTY & STREAMING LTD.
______________________________________ Authorized Signatory	______________________________________ Signature of Participant

______________________________________ Name of Participant

EXHIBIT C

NOTICE OF OPTION EXERCISE

TO: METALLA ROYALTY & STREAMING LTD. (the "Corporation")

FROM: ___________________________

DATE: ___________________________

The undersigned hereby irrevocably gives notice, pursuant to the Corporation's Share Compensation Plan (the "Plan"), of the exercise of the Options to acquire and hereby subscribes for:

[check one]

[   ] (a) all of the Optioned Shares; or

[   ] (b) _______________ of the Optioned Shares,

which are the subject of the Option Agreement attached hereto.

Calculation of total Exercise Price:

(i)	number of Optioned Shares to be acquired on exercise	__________ Optioned Shares

(ii)	multiplied by the Exercise Price per Optioned Share:	$ __________

TOTAL EXERCISE PRICE, enclosed herewith (unless this is a cashless exercise):		$ __________

~~A. [  ] The undersigned (i) at the time of exercise of these Options is not in the "United States" or a "U.S. Person" (as such terms are defined in Regulation S under the United States Securities Act of 1933, as amended (the "1933 Act") and is not exercising these Options on behalf of a person in the United States or U.S. Person and (ii) did not execute or deliver this Notice of Option Exercise in the United States.~~

~~B. [  ] The undersigned has delivered an opinion of counsel of recognized standing or other evidence in form and substance satisfactory to the Corporation to the effect that an exemption from the registration requirements of the 1933 Act, and applicable state securities laws is available for the issuance of the Optioned Shares.~~

~~Note: The undersigned understands that unless Box A is checked, the certificates representing the Optioned Shares will bear a legend restricting transfer without registration under the 1933 Act and applicable state securities laws unless an exemption from registration is available.~~

~~Note: Certificates representing Optioned Shares will not be registered or delivered to an address in the United States unless Box B above is checked.~~

~~Note: If Box B is checked, any opinion or other evidence tendered must be in form and substance satisfactory to the Corporation. Holders planning to deliver an opinion of counsel or other evidence in connection with the exercise of Options should contact the Corporation in advance to determine whether any opinions to be tendered or other evidence will be acceptable to the Corporation.~~I hereby:

[   ] (a) unless this is a cashless exercise, enclose a cheque payable to "Metalla Royalty & Streaming Ltd." for the aggregate Exercise Price plus the amount of the estimated Withholding Obligations and agree that I will reimburse the Corporation for any amount by which the actual Withholding Obligations exceed the estimated Withholding Obligations; or

[   ] (b) advise the Corporation that I am exercising the above Options on a cashless exercise basis, in compliance with the procedures established from time to time by the Administrators for cashless exercises of Options under the Plan. I will consult with the Corporation to determine what additional documentation, if any, is required in connection with my cashless exercise of the above Options. I agree to comply with the procedures established by the Corporation for cashless exercises and all terms and conditions of the Plan. Please prepare the Optioned Shares certificates, if any, issuable in connection with this exercise in the following name(s):

 _____________________________________________________

 _____________________________________________________

___________________________ Signature of Participant

___________________________ Name of Participant

Letter and consideration/direction received on ________________, 20 _____.

METALLA ROYALTY & STREAMING LTD.
By: _________________________ [Name] [Title]

EXHIBIT D

RESTRICTED SHARE UNIT DEFERRAL AGREEMENT

TO: METALLA ROYALTY & STREAMING LTD. (the "Corporation")

FROM:  ___________________

DATE: ___________________

I, the undersigned participant, acknowledge that the Corporation may grant or has granted to me an award of Restricted Share Units under the Metalla Royalty & Streaming Ltd. Share Compensation Plan (the "Plan") that will vest according to the vesting schedule set out in the Restricted Share Unit Agreement.

I hereby irrevocably elect to defer the payout of vested Restricted Share Units as set forth below (select and complete either Option 1 or Option 2).  By making this election, I understand and agree that my election may not be changed.

[   ] Option 1: Deferral of Restricted Share Units Awarded in Next Calendar Year.

I hereby elect to defer the payout of _____% of any Restricted Share Units awarded to me under the Plan in the next calendar year until the date selected below:

 [   ] 1 year after each vesting date applicable to such Restricted Share Units.

 [   ] 2 years after each vesting date applicable to such Restricted Share Units.

 [   ] 3 years after each vesting date applicable to such Restricted Share Units.

 [   ] 4 years after each vesting date applicable to such Restricted Share Units.

 [   ] 5 years after each vesting date applicable to such Restricted Share Units.

[   ] Option 2: Deferral of Restricted Share Units that Vest 12 Months or More After Date of Election.

I was awarded Restricted Share Units pursuant to the Restricted Share Unit Award Agreement dated ___________ (must be no earlier than 29 days prior to the date of this election).  I hereby elect to defer the payout of _____% of the Restricted Share Units awarded to me under the Plan that vest 12 months or more after the date of this election until the date selected below:

 [   ] 1 year after each vesting date applicable to such Restricted Share Units.

 [   ] 2 years after each vesting date applicable to such Restricted Share Units.

 [   ] 3 years after each vesting date applicable to such Restricted Share Units.

 [   ] 4 years after each vesting date applicable to such Restricted Share Units.

 [   ] 5 years after each vesting date applicable to such Restricted Share Units.

In the event of my death, any Restricted Share Units that have vested but are subject to the deferral election above shall be paid to the following beneficiary in accordance with the timing of such election:

Name: ____________________________

Address: ____________________________

 ____________________________

Relationship: ____________________________

I have read and understand the terms of the Plan and this Restricted Share Deferral Agreement. By signing this form, I hereby elect to defer the payout of the Restricted Share Units as set forth above to which I may become entitled to receive upon vesting of such Restricted Share Units.  I UNDERSTAND THAT THE AMOUNT OF DEFERRAL, AND THE TIMING OF THE PAYMENT ELECTIONS I MAKE, MAY NOT BE ALTERED.  I also acknowledge that the Administrators of the Plan have complete discretion to administer and interpret the Plan.  Notwithstanding the elections set forth above, I understand that the Administrators may, in their sole discretion, elect to terminate this deferral arrangement and accelerate the timing of the payment to me of my deferred Restricted Share Units to the extent that the Administrators determine it is permitted or required to do so under Section 409A of the Code. The deferral arrangement described in this form is intended to comply with Section 409A of the Code and shall be interpreted accordingly.

METALLA ROYALTY & STREAMING LTD.
______________________________ Authorized Signatory	_____________________________ Signature of Participant

______________________________ Name of Participant

~~APPENDIX A~~

~~TO THE SHARE COMPENSATION PLAN~~

~~For California Residents Only~~

~~This Appendix to the Share Compensation Plan (the "Plan") for Metalla Royalty & Streaming Ltd. (the "Corporation") shall have application only to Participants who are residents of the State of California.  Capitalized terms contained herein shall have the same meanings given to them in the Plan, unless otherwise provided in this Appendix.  Notwithstanding any provision contained in the Plan to the contrary and to the extent required by applicable law, the following terms and conditions shall apply to all Awards granted to residents of the State of California, until such time as the Common Shares may become listed on a U.S. national securities exchange:~~

~~1. Restricted Share Units and Options (collectively, the "Awards") shall have a term of not more than ten years from the date the Awards are granted.~~

~~2. Awards shall be non-transferable other than by will, by the laws of descent and distribution, to a revocable trust, or pursuant to registration under the Securities Act of 1933, as amended, and all applicable state securities laws or compliance with an exemption therefrom.~~

~~3. The number of Common Shares issuable pursuant to an Award and the purchase price thereof shall be proportionately adjusted in the event of a stock split, reverse stock split, stock dividend, recapitalization, combination, reclassification or other distribution of the Common Shares without the receipt of consideration by the Corporation, of or on the Common Shares.~~

~~4. Unless employment is terminated for cause, the right to exercise an Award in the event of termination of employment, to the extent that the Participant is otherwise entitled to exercise an Award on the date employment terminates, shall continue until the earlier of the Award expiration date or:~~

~~a. at least six months from the date of termination of employment if termination was caused by death or disability; and~~

~~b. at least 30 days from the date of termination if termination of employment was caused by other than death or disability.~~

~~5. No Award may be granted to a resident of California more than ten years after the earlier of the date of adoption of the Plan and the date the Plan is approved by the Corporation's shareholders ("Shareholders").~~

~~6. Any Award exercised before Shareholder approval is obtained shall be rescinded if Shareholder approval is not obtained within 12 months before or after the Plan is adopted.  Such Common Shares shall not be counted in determining whether such approval is obtained.~~

~~7. The Corporation shall provide annual financial statements of the Corporation to each California resident holding an outstanding Award under the Plan.  Such financial statements need not be audited and need not be issued to key employees whose duties at the Corporation assure them access to equivalent information.~~

~~8. Any right of repurchase on behalf of the Corporation in the event of an Participant's termination of employment shall be at a purchase price that is (a) not less than the fair value of the securities upon termination of employment, and the right to repurchase shall be exercised for cash or cancellation of purchase money indebtedness for the Common Shares within six months of termination of employment (or in the case of securities issued upon exercise of Awards after the date of termination, within six months after the date of the exercise), and the right shall terminate when the Corporation's securities become publicly traded; or (b) at the original purchase price, provided that the right to repurchase at the original purchase price lapses at the rate of at least 20% of the Common Shares per year over five years from the date the Award is granted (without respect to the date the Award was exercised or became exercisable) and the right to repurchase shall be exercised for cash or cancellation of purchase money indebtedness for the Common Shares within six months of termination of employment (or in the case of securities issued upon exercise of Awards after the date of termination, within six months after the date of the exercise).  In addition to the restrictions set forth in clauses (a) and (b), the securities held by an officer, director or consultant of the Corporation or an affiliate of the Corporation may be subject to additional or greater restrictions.~~